
03058768

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE
5-1-03

For the month of **May, 2003**

Commission File Number **1-14228**

Cameco Corporation
(Translation of registrant's name into English)

2121-11th Street West, Saskatoon, Saskatchewan S7M 1J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F......... Form 40-F ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C. 155 SECTION

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2003

CAMECO CORPORATION

By: 

Gary M.S. Chad
Senior Vice-President, Law
Regulatory Affairs and Corporate
Secretary

Cameco

URANIUM INVESTING IN CLEAN ELECTRICITY


energetic
2002 ANNUAL REPORT

table of contents

Currency is expressed in Canadian dollars unless otherwise noted.

Forward-looking statement

Certain statements contained in this annual report, including information under the headings: message to shareholders, fulfilling our vision, social responsibility, Bruce powers up, and management's discussion and analysis, constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors are discussed in greater detail in the management's discussion and analysis section as well as Cameco's annual information form on file with the US Securities and Exchange Commission and Canadian securities regulatory authorities.



In 2002 McArthur River, the world's largest high-grade uranium mine, achieved record production at lower costs. McArthur River is located 600 km north of Saskatoon, Saskatchewan by air.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest supplier of combined uranium and conversion services. The company's competitive position is based upon its controlling ownership of the world's largest high-grade reserves and low-cost operations. Cameco's uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a partnership that generates nuclear electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco's shares trade on the Toronto and New York stock exchanges.

Vision

Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

Mission

Our core business is uranium fuel supply. Through our nuclear investments we participate in the generation of clean energy, and we achieve diversity through gold.

Sustainable growth is realized by building upon our core business strengths through socially, environmentally and economically responsible conduct. In doing so, we will enhance our status as an investment, supplier and employer of choice, and continue to earn the support of the communities where we interact.

The key measures of our success will be a healthy workplace, a clean environment and supportive communities wherever we operate, together with solid financial performance, all reflected in a growing return to shareholders.

Values

People

We value the contribution of every employee. We seek strong relationships based on honest communications with employees and their families, customers, shareholders and suppliers.

Excellence

We pursue excellence in all undertakings and value people who strive to produce work of the highest quality. We encourage creativity, innovation and continuous improvement.

Integrity

We seek to earn the respect of all people with whom we interact. We inspire trust based on honest, fair and ethical behaviour.

Environment

Our operations provide a safe human and physical environment. We are committed to practices that promote the health of employees and safeguard the environment in areas affected by the facilities we operate during and after their utilization.

Bright Future

Technology has changed our world. And our need for electricity.

Over the next 25 years, world electricity consumption is expected to double. Cameco is helping to fill that demand by providing the fuel for clean, reliable and efficient energy production.

That's the opportunity for Cameco and our shareholders. We believe the future has never looked brighter.


Cameco
Bringing energy to life



connection

Chair **Bernard Michel** reflects on Cameco's 2002 performance, while president and CEO **Jerry Grandey** discusses the company's future plans.





Bernard Michel, (above, left) who retired as CEO at the end of 2002, guided Cameco from its inception in 1988 to become the market leader in the global uranium business.

President and CEO Jerry Grandey, (above, right) who joined Cameco 10 years ago, looks forward to fulfilling the company's vision to become a dominant nuclear energy player.

The Year in Review with Bernard Michel

What were you most pleased about in 2002?

Michel: I was most pleased with the fact that in 2002, which was a rather disappointing year in the uranium business, Cameco took major steps to continue the implementation of its vision to be a leading participant in nuclear energy and to create value from its gold initiatives.

In March, prior to the run up in gold prices, we acquired a majority interest in AGR Limited, an Australian company involved in the development of a gold mine in Mongolia, and through the year we negotiated with the government of Kyrgyzstan an arrangement in principle which we announced early in 2003 which would see us achieve 100% ownership of the Kumtor property. With these steps and the promising results from our REN exploration property in Nevada, we are well on our way to create for our shareholders the valuable package of gold assets which had been our goal for some time.

In July, we concluded the acquisition on very favourable terms of the Smith Ranch uranium mine in Wyoming. The purchase of Smith Ranch, located adjacent to our Highland operation, achieves significant operational synergies for Cameco. Our company, with its Wyoming and Nebraska mines, is now the only uranium producer in the United States.

Cameco, having unique and enviable in situ leach mining expertise, shared its knowledge with its Kazakh partner during the construction and startup of the Inkai test mine in western Kazakhstan. The results there, so far, are encouraging. If commercial deployment is eventually decided, it will illustrate once more Cameco's commitment to remain the world leader in uranium supply by fulfilling our strategy to diversify by geography and geology.

Finally, in December we announced our decision to acquire an additional interest in Bruce Power, bringing Cameco's share of Bruce Power to 31.6%. Since our initial 15% investment in Bruce Power was concluded in May 2001, we have been increasingly impressed by the remarkable capability of the Candu reactor technology and by the outstanding performance achieved and commitment demonstrated by the Bruce Power employees. It was therefore only natural for Cameco to acquire more of Bruce Power in the wake of the financial crisis confronting the majority partner, British Energy, in the United Kingdom. Cameco played a leadership role in building the successful investment consortium which includes, in addition to Cameco, two prestigious Canadian companies having no previous involvement in the nuclear business. Their participation underlines the growing confidence of the business community in the future of nuclear electricity. For Cameco, this acquisition provides a stronger platform from which we can further expand in nuclear energy.

This brief review of the milestones we reached throughout 2002 in the implementation of our strategy would be incomplete without a reference to the smooth transition we made to the new team which will lead Cameco from now on.

Effective January 1, 2003, Jerry Grandey became chief executive officer of Cameco upon my retirement. Jerry has 10 years of senior executive experience at Cameco and is currently chair of the World Nuclear Association. Two other company officers were appointed – George Assie as senior vice-president marketing and business development and Terry Rogers as senior vice-president and chief operating officer. I take pride in knowing there is a strong and proven team to lead Cameco to further success. I will remain as chair until March 31, 2003.

I am leaving knowing Cameco is strong, as evidenced by the announced increase in our dividend, to $0.60 annually from $0.50. Any increase in regular payouts requires a high level of confidence in the future performance of a company, and this was certainly the case when the board approved the new dividend rate.

What were the disappointments?

Michel: While Cameco achieved a lot in 2002 in the pursuit of its strategy, it also suffered from at least two setbacks and one disappointment.

The first and most significant setback was the July 2002 pit wall failure at the Kumtor

Highlights

	2002	2001	Change
Financial ($ millions except per share amounts)			
Revenue	**748**	701	7%
Net earnings attributable to common shares	**46**	56	-18%
Earnings per share	**0.83**	1.01	-18%
Cash provided by operations	**251**	116	116%
Cash flow per share	**4.50**	2.10	114%
Average spot uranium price for the year ($US/lb U_3O_8)	**9.86**	8.77	12%
Average spot market gold price for the year ($US/ounce)	**310**	271	14%
Cameco's average realized gold price for the year ($US/ounce)	**300**	292	3%
Weighted average number of paid common shares (millions)	**55.8**	55.4	1%
Net debt to capitalization	**8%**	15%	-47%
Production (Cameco's share)			
Uranium concentrates (million lbs U_3O_8)	**15.9**	18.8	-15%
Uranium conversion (UF_6 and UO_2) (million kgU)	**12.4**	11.0	13%
Electricity generation (terawatt hours)	**3.1**	2.3*	34%
Gold (thousand oz)	**176**	251	-30%

Currency is expressed in Canadian dollars unless otherwise noted.

* For the period May 12, 2001 to December 31, 2001.

Cash from Operations

($ per share)

In 2002, Cameco recorded the highest cash from operations in the company's history.



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"We demonstrated our strong level of confidence in the future performance of the company by increasing our dividend."

mine. This accident prevented us from reaching the high-grade ore zone as planned in the second part of the year, resulting in lower gold production and higher production costs than anticipated.

With revenue up 7% to $748 million in 2002 compared to 2001, net earnings were down 18% to $46 million. It was certainly disappointing not to achieve in 2002 the significant growth in revenue and earnings which would have resulted from the planned production at Kumtor. Fortunately the Kumtor high-grade zone should finally be reached in the second part of 2003.

The second setback was the unexpected difficulties faced in the restart of the Eagle Point mine at our Rabbit Lake operation. As a result, production fell very short of the 3 million pounds U_3O_8 budget we had set. The difficulties were mostly due to poor ground conditions encountered in the vicinity of the ore zones which had been previously mined and backfilled. Clearly, we underestimated the challenges of restarting a mine which had been idle for more than four years.

The main disappointment has to do with the uranium price which did not increase much in 2002 and remained close to its historic lows.

Experience has proven that it is impossible to forecast the direction of uranium prices over the short term. The industry average uranium spot market price finally breached the $10 (US) per pound U_3O_8 level in December and finished the year at $10.20, a 7% increase for the year. The long-term price indicator published by TradeTech increased modestly to $10.75 (US) per pound, compared to $10.50 (US) a year earlier.

But in 2002 a significant factor that held uranium and uranium conversion prices down was excess inventories of uranium hexafluoride being disposed of by a few Asian utilities. This, we believe, will only be of limited duration.



McArthur River ore is transported 80 km by truck to Key Lake for milling.

In 2002 McArthur River and Key Lake received ISO 14001 certification, one of the most internationally recognized standards for environmental management.

Millwright Gary Smith *(below)* works on a diesel engine used as a backup power source for the Key Lake mill.



The long-term outlook for improved uranium prices remains positive. The past year saw continued drawdowns of excess inventories by nuclear utilities. The numbers tell the story. Over the past 10 years, utilities in the western world have contracted for about 1.1 billion pounds of U_3O_8 and used 1.4 billion pounds. Over the same period, the world's production capability declined sharply from 142 million pounds U_3O_8 annually to 109 million pounds U_3O_8 last year.

Much of that production is not sustainable at current market prices. For production to increase to the level necessary to meet future demand, prices must rise substantially. We strongly believe that it is a case of when, not if, this will happen. □

Looking Ahead with Jerry Grandey

What uranium market conditions are necessary to allow the Cigar Lake development to proceed?

Grandey: We estimate that prices of at least $12 (US) per pound on a sustainable basis are necessary before Cameco would commit to the development of the Cigar Lake deposit. In anticipation of reaching this target, permitting continues and limited surface construction has been planned. Cameco, which owns a controlling 50% interest in Cigar Lake, invested $10 million in development of the project in 2002 and expects to spend another $9 million in 2003. Due to current market conditions and a delay in the licensing process, 2006 will be the earliest startup date for Cigar Lake.



In 2002, Cameco added to its gold assets through the purchase of a majority interest in AGR, which owns 95% of the Boroo gold deposit in Mongolia. Mine development is currently underway with commercial production expected in early 2004.

When is Kumtor production and profitability expected to return to more normal levels?

Grandey: As previously indicated, production is expected to return to levels achieved prior to the pit wall failure by mid-summer 2003. Kumtor is expected to incur a small operating loss in 2003 until access to the higher grade ore is achieved, at which point the mine should return to more normal levels of profitability. Total production for 2003 is expected to be about 670,000 ounces compared to 529,000 in 2002 and 753,000 in 2001.

Ontario has had a start-and-stop transition to free electricity markets. What is Cameco's view of the province's power future?

Grandey: We remain positive about Ontario's electricity future and we've backed up this confidence with the purchase of an additional 16.6% interest in Bruce Power.

After deregulating the entire electricity market in May 2002, the Ontario government decided to reregulate the retail segment when electricity price increases impacted consumers in 2002. However, the wholesale electricity market, where Bruce Power sells its electricity, remained deregulated. Given the shortage of generating capacity in Ontario and the need to attract new investment, we fully expect this market to remain deregulated in the future.

Ontario's electricity demand is increasing and Bruce Power is well positioned to capitalize on this opportunity with proven and reliable generation from four reactors and a realistic plan to restart two additional reactors before the peak summer season in 2003. With six well-run reactors providing about one-fifth of Ontario's electrical needs, we expect Bruce Power to be competitive and profitable.



At the Port Hope conversion facility UF_6 in a cylinder is loaded for shipping to an enrichment plant where it is transformed into the fuel used in most conventional nuclear reactors. In 2002, both Port Hope and Blind River facilities were awarded five-year operating licences from the Canadian Nuclear Safety Commission. These are the longest licences ever awarded to a Canadian uranium processing facility.

"In my new role as CEO, I look forward to continuing our progression to a premier nuclear energy investment."



Are Cameco's gold assets still being restructured into a new public company?

Grandey: We have the potential to create a significant mid-sized player in the gold market. We plan to include in its asset base the Kumtor mine in Kyrgyzstan, that has been operating since 1997 and a mine under construction at Boroo in Mongolia. These deposits contain 4.6 million ounces of proven and probable reserves with excellent exploration potential in the vicinity. In 2003, we expect to increase production at Kumtor as higher grade ore is once again accessible and begin operations at Boroo early in 2004. Together the two mines are expected to produce 700,000 ounces or more of gold annually for the next several years. In 2003, Kumtor anticipates cash costs of approximately $180 (US) per ounce. Boroo's cash costs are expected to be less than $200 (US) per ounce once it reaches commercial production.

In November we announced the discovery of high-grade gold mineralization at our 62%-owned REN project in northern Nevada. REN is located 2.5 kilometres north of the high-grade Meikle and Rodeo mines owned by Barrick Gold in the Carlin trend, a major gold producing area. Significant exploration will be conducted on this property in 2003 to better understand its potential.

Cameco remains on track to publicly list a new gold company but the timing depends on when we think maximum value can be achieved for our quality assets.

Why did Cameco withdraw from the Louisiana Energy Services (LES) enrichment project in the US?

Grandey: Before we got involved in LES, we set a number of criteria that had to be met to ensure our continued involvement. Even though we support the project as an important initiative for the nuclear industry, we concluded that further involvement did not meet our requirements. We have maintained a good working relationship with the quality partners in the consortium and we would welcome the opportunity to co-operate with them on future business opportunities.

We remain committed to the strategy of pursuing growth opportunities in the nuclear energy business. However, we will maintain the discipline necessary to ensure that our participation in future opportunities meets Cameco's criteria.

Average Uranium Spot Price
($US/lb U_3O_8)
The long-term outlook for improved uranium prices remains positive.



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What do you see for 2003?

Grandey: It will be another interesting and exciting year for Cameco and, in my new role as CEO, I look forward to continuing our progression to a premier nuclear energy investment.

We are optimistic about the outlook for uranium prices in 2003, although the timing and extent of any movement remains speculative. We will maintain focus on continuous improvement at our mining properties and expect to be close to a feasibility decision by late 2003 on the Inkai in situ leach project in Kazakhstan. The outlook for our conversion business is positive as prices have firmed.

As previously indicated, we expect 2003 will be the year when profits from Bruce Power begin to make a significant contribution to the company's bottom line, following completion of maintenance and upgrades to the four B reactors and restart of two of the A reactors.

We will consolidate our gold assets into a single entity that is better positioned to obtain higher value for shareholders.

Longer-term, we are encouraged by the fact that the outlook for nuclear power is better than it has been in a long time. Globally, the demand for electricity continues to grow and nuclear power is increasingly recognized for being reliable, sustainable and affordable. Nuclear energy delivers the large-scale baseload electricity that growing economies need and it does so without polluting the air we breathe. □



motivated

Vision Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

Strategy Operate with a strong commitment to people and the environment

Long-Term Goal Demonstrate Cameco's commitment to corporate social responsibility.

2002 Targets	2002 Results	*2003 Targets*
• Reduce accident frequency of all workers below 2001 frequency.	• Cameco's accident frequency was 0.27 in 2002 compared to a record low of 0.22 in 2001 and 0.32 in 2000.	• Reduce the combined accident frequency of all Cameco-operated sites below the 2002 frequency. • Purchase from northern Saskatchewan businesses at least 60% in value of the contracted services at Cameco's Saskatchewan mines. • Incur no significant environmental incidents.
• Obtain ISO 14001 certification for McArthur River and Key Lake operations.	• The operations received ISO 14001 certification late in 2002 and Cameco officially announced this achievement in 2003.	
• Obtain Canadian Nuclear Safety Commission (CNSC) approval of the corporate quality management system.	• Cameco provided the CNSC with a quality management system manual and expects a response from the CNSC late in the first quarter of 2003.	
• Ensure at least 55% of Cameco's workforce at Saskatchewan mines are northerners.	• At the end of 2002, northerners made up 54% of Cameco's workforce at the company's Saskatchewan mines.	
• Purchase from northern businesses at least 50% of all services required at Cameco's Saskatchewan mines.	• Cameco purchased $42 million of services from northern Saskatchewan businesses representing 72% of the total purchases for the company's Saskatchewan mines.	

Long-Term Goal Identify cost-effective solutions for management of waste and decommissioning of Cameco-operated minesites.

2002 Targets	2002 Results	*2003 Targets*
• Complete the environmental assessment of recycling Blind River and Port Hope byproducts at Key Lake mill.	• After conducting a thorough environmental assessment, including consultation with representatives of northern communities, and environmental and non-government organizations, Cameco submitted the project proposal to the regulators in October 2002.	• Obtain regulatory approval for the recycling of Blind River and Port Hope byproducts at the Key Lake mill.
• Develop a multi-year decommissioning strategy and action plan at all Cameco sites.	• The company has developed decommissioning strategies and plans for all Cameco-operated sites and provides financial guarantees for these plans. Each site is also actively returning unused land to its pre-operation state in preparation for final decommissioning.	







Strategy Position Cameco for greater return on average capital

Long-Term Goal Pursue internal and external growth opportunities to achieve 15% return on average capital (ROAC).

2002 Targets	2002 Results	*2003 Targets*
• Pursue opportunities in the nuclear energy business.	• Cameco acquired an additional 16.6% of Bruce Power increasing Cameco's ownership to 31.6%.	• Pursue nuclear energy opportunities related to enrichment, fuel fabrication and reactors. • Consolidate gold assets into a single entity. • Complete construction of the Boroo gold mine in Mongolia.
• Evaluate the implementation of the Key Lake 2001 initiative to improve productivity and reduce costs in order to assess whether this model is appropriate for other operations.	• The productivity initiative at the Key Lake operation helped employees reduce costs by approximately $3 million and the program is now being implemented at the McArthur River mine.	
• Leverage Cameco's Central Asian gold expertise to build, without major new investment, a sufficient critical mass of gold assets for it to be recognized in shareholder value.	• Cameco Gold Inc. acquired a majority interest in AGR Limited, an Australia-based exploration company, that owned 95% of the Boroo gold deposit located within 35 kilometres of Cameco Gold's Gatsuurt gold exploration property in Mongolia.	

Long-Term Goal Maintain leadership position in uranium and ensure production flexibility in uranium and conversion services to respond to market changes.

2002 Targets	2002 Results	*2003 Targets*
• Start and operate the Inkai uranium test mine in Kazakhstan.	• Joint Venture Inkai completed construction of the test mine in the spring of 2002 and produced 66,000 pounds of uranium by year end providing the mining information necessary to commence the feasibility study.	• Apply for regulatory approval to increase annual production at McArthur River and Key Lake by about 18% to 22 million pounds U_3O_8. Actual production will depend on market conditions. • Complete the feasibility study and the environmental assessment for the Inkai project in Kazakhstan. • Position Cameco to meet new fuel requirements of Bruce Power.
• File the Cigar Lake construction licence application with the regulators.	• Following public consultation, Cameco completed the Cigar Lake construction licence application and filed it in December 2002. The next step is to define and schedule the approval process.	

Long-Term Goal Build Cameco's competitive advantage through employees.

2002 Targets	2002 Results	*2003 Targets*
• Continue to attract and retain quality employees by enhancing the apprenticeship program, introducing a wellness program and providing a more flexible and diversified employee pension plan.	• These initiatives were all completed and became part of an ongoing effort to continually strive to improve the health and productivity of Cameco's workplaces.	• Develop a comprehensive performance-based compensation strategy and program that provides competitive financial rewards to attract and retain highly qualified employees.


exciting

Cameco expects Bruce Power to significantly contribute to the company's earnings beginning in 2003.




Bruce Power

Powering Growth

The prospects for clean electricity have never been brighter. As the world struggles to reduce emissions of greenhouse gases, Cameco is taking bold steps toward our vision of becoming a dominant nuclear energy company producing uranium fuel and generating clean electricity.

In 2002, we doubled our ownership share of Bruce Power, a safe and reliable nuclear generating facility that provided 14% of Ontario's electricity over the year. With two additional reactors coming on line in the summer of 2003, Bruce Power will be able to generate enough power to meet approximately 22% of Ontario's electricity needs and provide 30% of its baseload capacity.

Steady cash flow and earnings from our 31.6% share of Bruce Power will help Cameco pursue its growth strategy to achieve a 15% return on average capital.

The increased investment confirmed our role as the exclusive supplier of uranium fuel to one of Ontario's largest nuclear generating facilities. The Bruce reactors are expected to consume about 1.5 million pounds of U_3O_8 and 600 tonnes of uranium dioxide conversion services in 2003.

Bruce Power leverages our strength as the world's largest supplier of uranium and conversion services. The investment diversifies our business in Canada's largest electricity market and builds a solid foundation for future growth.

Bruce Power is Ontario's largest independent electricity generator. The company leases eight Candu nuclear reactors and related facilities from Ontario Power Generation (OPG) on the shores of Lake Huron in Ontario. Four of the reactors are operating now and two more will be added by the summer of 2003 increasing the plant's capacity to 4,700 megawatts (MW). The lease agreement runs until 2018 with an option to extend for an additional 25 years. Responsibility for spent fuel management and eventual decommissioning remain with OPG.

Ownership

Cameco 31.6%
TransCanada PipeLines Ltd. 31.6%
BPC Infrastructure Trust 31.6%
Power Workers' Union/Society of Energy Professionals 5.2%

The Deal

Cameco seized an unexpected opportunity in 2002 when British Energy plc (BE) decided to sell its interest in Bruce Power due to BE's financial difficulties.

Cameco played a leading role in assembling a consortium to buy BE's 79.8% share while the unions obtained the remaining 2.6%.

Cameco paid $209 million for an additional 16.6% of Bruce Power bringing our total share to 31.6%. Cameco now provides financial assurances totalling $200 million.

The deal, which closed on February 14, 2003, gives Bruce Power the stable ownership and management it needs to serve Canada's largest electricity market.

Market Potential

Canada's largest electricity market holds great potential to generate earnings for Bruce Power.



Bruce Power is well positioned as a low-cost electricity producer in a market with rising demand and limited supply. Cameco backed up its confidence in Ontario's electricity

The Bruce Power Market

Bruce B
All four reactors are operational providing sufficient capacity to meet the electricity needs of a city the size of Toronto.

Bruce A
Bruce Power is on schedule to start two additional reactors by the summer of 2003 increasing capacity by 1,500 MW.

All of the electricity generated by Bruce Power is sold on an unregulated wholesale market. In 2002, Bruce Power sold a majority of its electricity under long-term contracts at negotiated prices. The rest was sold on the spot market.

Bruce Power receives a reliable stream of revenue from long-term contracts negotiated with large industrial customers including some of Ontario's largest mining companies and steel producers.

Electricity prices for residential and small business customers were frozen by the Ontario government which pays the difference between the wholesale market price and $43 per MWh.

Cameco is the exclusive supplier of uranium fuel to Bruce Power.


B
A
Retailers &
Wholesalers

Ontario Electricity Spot Price
(Monthly Weighted Average $/MWh)
Following market deregulation in May 2002, the average spot price was $56 per MWh for the year.


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Bruce Power also sells electricity on the spot market operated by the Independent Electricity Market Operator (IMO). Prices are determined by bids from suppliers and buyers that reflect changes in supply and demand by the hour.

market by purchasing an additional 16.6% of Bruce Power.

The Ontario government deregulated its entire electricity market in May 2002 to encourage innovation and investment in new generation capacity. Seven months later, the province froze rates for residential and small business customers at $43 per MWh to shelter consumers from high prices. The wholesale market, where Bruce Power sells all of its electricity, continues to operate free of price regulation. We believe Ontario's need for investment in new generation capacity will ensure profitable electricity prices in the future.

Demand Rising

Ontario imported 4,000 MW from other jurisdictions to meet a record peak demand of 25,414 MW during a heat wave in the summer of 2002. The spike in demand drove the spot market price to a peak of $1,028 per MWh for one hour in September. The average weighted price in 2002 since the market opened was $56 per MWh. The Independent Electricity Market Operator (IMO) forecasts peak demand in Ontario to grow by an average of 0.9% annually until 2012.

Low-Cost Producer

Bruce Power is one of the lowest cost electricity producers in its market giving it a competitive advantage over Ontario electricity generators using coal and natural gas. In 2002, Bruce Power had an operating cost of $36 per MWh and an all-in cost of $39 per MWh.



Clean
In 2002, generating the same amount of electricity produced by Bruce Power using coal would release 24 million tonnes of carbon dioxide into the atmosphere.

Safe
Bruce Power workers set a site record by achieving 2.7 million hours without a lost-time accident in 2002.

Reliable
In 2002, Bruce reactors established a new record by generating electricity 99.8% of the time they weren't scheduled for maintenance.

responsible

To Cameco, social responsibility means achieving sustainable growth through socially, environmentally and economically responsible conduct.

In 2002, Cameco adopted a new vision and mission – to become a dominant nuclear energy company and to achieve sustainable growth through socially, environmentally and economically responsible conduct.

We will achieve this vision through a commitment to sustainable management and operating practices that protect the environment, promote a healthy workplace and earn the trust and support of communities wherever we operate.

At Cameco sustainable development begins with a commitment to our employees, to creating a workplace culture that is healthy, productive and inclusive. It extends to the relationships we have with external stakeholders, including shareholders, customers, suppliers, regulators, and in particular, the people and communities impacted by our operations. All are critical to our success. We are committed to building our relationships based on open and honest communication and to remain accessible and supportive.

In support of the company's new vision and mission, Cameco created a department to facilitate the integration of sustainable development principles into the company's business practices. We have committed to follow the International Chamber of Commerce's Business Charter for Sustainable Development as a guide in achieving this.

In 2002, Cameco continued the design and implementation of a quality management system which is a formalized, disciplined approach to managing business and work processes consistently throughout the company. From planning, to implementation, to measuring results, the system focuses on continual improvement to achieve sustainable growth and a competitive advantage.

Clean Environment

A key measure of our success in realizing a sustainable future will be our performance in safeguarding the environment while our facilities are operating in preparation for when we leave.

To this end Cameco has made a commitment to environmental stewardship in all of its operations and throughout all stages of development, from exploration to final decommissioning. For example, to reduce surface disturbance and the overall environmental impact from our exploration activities, Cameco has begun to use directional drilling, a technique that allows for multiple holes to be drilled from a single site.

At the other end of the development cycle, approved conceptual decommissioning plans have been developed for all uranium operations. These plans are updated regularly and reviewed by regulators and communities during the life of the operation. In 2002, Cameco sought input from seven aboriginal communities in the Athabasca region on final reclamation plans for a completed open-pit mine at its Rabbit Lake operation. Decommissioning plans are also supported by financial guarantees of $205 million to date, so that future generations will not bear the responsibility.


NRT
Northern Resource

Building business partnerships

Our commitment to purchasing locally is both a constant challenge and a source of great pride when we are successful. This has helped create employment for northerners like Robin Stomp (above), a truck driver with Northern Resource Trucking (NRT). In northern Saskatchewan, we now have more than 15 business relationships which supplied $42 million, or 72% of the total services in support of our northern mining operations in 2002. In Kyrgyzstan our in-country purchases exceeded 529 million soms*.

*$1 equals about 29 soms

Cameco's commitment to environmental stewardship and worker health and safety is exemplified by the dedicated team of professionals that we employ to monitor and assess our performance, ensuring that we strive to continually improve. In Cameco's operations 157 professional staff, representing more than 5% of our operations workforce, are dedicated exclusively to environmental protection, monitoring, assessment, radiation protection, and health and safety.

In 2002, the implementation of a formal company-wide environmental management system (EMS) continued. The EMS was designed to meet the International Organization for Standardization's ISO 14001 requirements. Cameco's Key Lake, McArthur River, Blind River and Port Hope operations have been registered ISO 14001, as well as Bruce Power, in which Cameco is a partner.

On the compliance side, Cameco achieved a high level of regulatory compliance in 2002. We limited reportable environmental incidents at our 10 operating sites to 14, none of which had any significant environmental impact.

Through a commitment to continual improvement and innovation, Cameco made several major breakthroughs in 2002 in improving environmental performance. Kumtor reduced its cyanide use by 40% through the installation of a pre-aeration circuit that resulted in a dramatic reduction in cyanide concentrations in its tailings.

At the Port Hope UF_6 conversion plant, two significant reductions in air emissions were achieved. Uranium emissions were cut by half and fluoride by two-thirds. At the same time, the plant set a new record for production.

The employees at Crow Butte demonstrated the value of thinking "outside the box" and received Cameco's 2002 innovation award. They adapted technology used in the carbonated soft drink industry to reduce the cost of producing bicarbonate. This innovation increases recoveries and leverages even further the environmental advantages of the less invasive in situ leach (ISL) technology. ISL mining can be used to extract uranium located in certain types of sandstone deposits. Naturally occurring groundwater is pumped through the sandstone where, with the addition of an oxidizing agent, it dissolves the uranium. The water is then pumped to a processing plant that removes the uranium and recirculates the water back through the deposit in a closed loop. This technique uses less energy, creates neither tailings nor waste rock, and results in minimal surface disturbance.

We also believe that we can successfully align Cameco's business interests with broader societal objectives for a cleaner environment. In 2002, we acquired an additional interest in Bruce Power nuclear plants and a one-third interest in the adjacent Huron Wind project. As a result, Cameco will soon deliver more than 1,500 megawatts (our share) of clean nuclear electricity to Ontario, which will make a substantial contribution to Canada meeting its Kyoto obligations.

Cameco is signatory to a landmark agreement to purchase uranium from dismantled Russian nuclear weapons. This commercial contract ensures that Russia will continue to dismantle its obsolete nuclear weapons by creating a market where Russia can sell the highly enriched uranium for significant revenue. Between 1993 and 2002, this "megatons to megawatts" program has resulted in Russia dismantling the equivalent of 6,500 nuclear weapons.

In 2002, Kumtor committed financial and logistical support to the International Snow Leopard Trust (ISLT), a non-governmental organization dedicated to saving the snow leopard of Central Asia. ISLT supports



Trout are abundant in Waterbury Lake, located near the Cigar Lake project. Cameco is committed to preserve the pristine beauty of the natural environment near its operations.

educational, conservation and small business alternative programs aimed at reducing the poaching of this endangered species.

Healthy Workplace

Our employees represent a core business strength and are fundamental to Cameco improving and sustaining its competitive advantage. Our goal is to continually strive to encourage and develop a workplace culture that is safe, free from persecution and harassment, personally and professionally rewarding, and supports healthy living.

Despite focused effort to ensure safety remains the highest priority for management and our employees, a pit wall failure at the Kumtor gold mine in Kyrgyzstan claimed the life of an employee in July 2002. Though this accident had a tragic outcome, safety procedures at the site successfully evacuated all other employees from the pit. Kumtor resumed its previously outstanding safety record following the July incident, with no recorded lost-time accidents for the remainder of the year.

Employment

(as of December 31, 2002)

	Uranium		Gold		Total
	Cameco and subsidiaries	Long-term contractors	Cameco subsidiaries	Long-term contractors	
Canada	1,413	248	5	-	1,666
United States	186	16	4	-	206
Kyrgyzstan	-	-	1,557	111	1,668
Kazakhstan	53	-	-	-	53
Australia	12	-	-	-	12
Mongolia	-	-	23	165	188
Total	1,664	264	1,589	276	3,793

In 2002, we continued the implementation of our health and safety management system (HSMS), which like all other systems is designed to ensure consistency across the corporation and to stimulate continual improvement. In 2002, four internal safety audits were conducted to assess our performance.

Cameco's HSMS includes conventional industrial site safety and radiation protection. On the conventional safety side, in 2002, Cameco's accident frequency in its worldwide operations, which includes employees and long-term contractors, was once again well below the mining industry average in Canada, at 0.3 per 200,000 hours worked, compared to 1.6 in Saskatchewan and 1.3 in Ontario. Key Lake, Cigar Lake, Blind River, Port Hope, Smith Ranch-Highland and



Environment engineering technologist Tim Kopeck takes a water sample from Link Lake, located near the Rabbit Lake operation. Cameco collects and analyses more than 60,000 samples annually as part of a long-term environmental management system.

Cameco strives to protect the health and safety of its employees and members of the public who may be affected by its operations.

Inkai, all had perfect safety records during the year. Key Lake received the chairman's Mary-Jean Mitchell Green award for outstanding safety achievement, working over 1,000 days without a lost-time incident to the end of 2002.

Cameco deploys multiple systems to monitor workplace radiation levels and tracks individual employee doses in all of its uranium operations. In 2002, while achieving record production at McArthur River, Key Lake and Port Hope, the average radiation dose received by employees at these operations remained extremely low at 1.4 milliSievert (mSv), 1.0 mSv and 0.9 mSv respectively. Our performance at other nuclear operations in 2002 was also outstanding – Rabbit Lake 1.3 mSv, Blind River 1.3 mSv, Crow Butte 2.4 mSv and Smith Ranch-Highland 1.8 mSv. These values are very low compared to the Canadian long-term annual dose limit of 20 mSv and only one employee had a dose greater than 10 mSv. In 2003, a new method of assigning doses from inhaled uranium will be implemented at the Port Hope and Blind River operations.

More than 90,000 employees in Canada are monitored for occupational radiation exposures and employees at non-monitored occupations such as pilots can receive radiation doses of two to three mSv annually. Typical natural background radiation doses in North America range from one to three mSv per year.

In addition to health and safety there are other factors that contribute to a positive workplace culture. Providing employees with fair and competitive total compensation is a key ingredient in achieving a loyal, committed, high-performing workforce.

Cameco has a comprehensive bonus and incentive pay program to reward employees for personal and organizational success against pre-set performance targets. The most broadly applied incentive pay program, called providing incentive to employees (PIE), focuses on the corporation's return on average capital, each unit's production costs and the achievement of organizational targets. In 2002, the average payout to employees in the company's North American operations was about $3,500 (Cdn). Base and incentive pay is also supplemented in Cameco's Canadian operations by a generous benefits program that on average contributed $3,600 per employee.

Lost-Time Accident Frequency
(per 200,000 hours worked)

A) **Cameco Employees and Long-Term Contractors** Cameco's accident frequency compares favourably to the 1.3 and 1.6 frequencies recorded by the Ontario and Saskatchewan mining industries respectively.

B) **Cameco Employees Only** Since Cameco was formed, the company has continually strived to improve its safety record.

Graph A


0.32
0.22
0.27
0.6
0.3
0.0
2000
2001
2002

Graph B


4
2
0
88
90
92
94
96
98
00
02

The average monthly salary paid to Kumtor employees was about 25,500 soms, more than 15 times higher than the industrial average in the Kyrgyz Republic and many times higher than the 500 to 1,000 soms paid to a school teacher in Barskoon – the closest community to the mine.

To assess our progress in achieving a healthy workplace culture, Cameco surveyed its employees in 2002 to collect and evaluate opinions on issues related to employee health, job satisfaction, morale and commitment. The results, although encouraging in some respects, pointed to areas in need of improvement and an action plan is now underway.

Cameco is building a rewarding workplace and its intellectual capital through investment in employee life-long learning. Opportunities include training in the workplace as well as educational leave and professional development away from work. In 2002, more than 1,900 participants received professional development training in 170 seminars and workshops offered through the corporation's training department. These learning opportunities were supplemented by many others at our operating sites, including award-winning programs providing adult basic education at three of our four Saskatchewan mines. At Kumtor, employees received more than 43,400 hours of on-site training in more than 20 operational, safety and supervisory development programs. In addition, 137 employees were enrolled in professional development programs away from work through the company's educational leave and financial assistance program.

Supportive Communities

Cameco will earn the support and trust of communities where we operate through honest communications and through undertaking its activities in a sensitive, inclusive and socially responsible way.

In Saskatchewan, we consult routinely with both government and non-government organizations that have a stake in uranium

Cameco's commitment to social responsibility has helped increase awareness of the company and support for its continued operations.

development. Primary among these are three Environmental Quality Committees, which represent 29 northern impact communities. Also, Cameco formally consults with seven aboriginal communities in the Athabasca region of northern Saskatchewan as part of its commitment under an impact management agreement signed in 1999.

In 2002, Cameco's annual opinion poll in Saskatchewan showed continued high levels of public support (72%) for the uranium industry and an equally high level of support (70%) among the predominantly aboriginal residents of northern Saskatchewan.

Kumtor's regional liaison committee (RLC), made up of representatives from eight communities and six regional authorities, has met regularly since 1998. In addition to formal consultation with the RLC, Kumtor has signed special co-operation agreements with these communities to ensure fairness in its distribution of social and economic benefits.

To foster and maintain community support for its operations, Cameco believes it must ensure that indigenous people benefit from the economic opportunities that come with development. Employment continues to be the most important opportunity and the focus of Cameco's social responsibility commitment. Today, Kyrgyz Republic nationals make up 93% of Kumtor's permanent workforce of 1,668. In Kazakhstan, 91% of the 53 employees at the Inkai test mine are Kazakh citizens. In Saskatchewan, 54% of Cameco's permanent operations workforce come from the north. Of these, almost 500 (47%) are of aboriginal ancestry, making Cameco a leader in the employment of aboriginal Canadians.

To support this employment goal, particularly where there is limited access to appropriate education and training, Cameco has invested in labour force development. In Saskatchewan, over the past 10 years, we have contributed more than $5.7 million in cash and support to provide basic education, technical/vocational and university education to help northerners prepare for the opportunities that come with development. In 2002, as part of this commitment, 15 scholarships with a total value of $37,000 were awarded to northern students pursuing post-secondary education.

At its regional training centre in the city of Karakol, Kumtor has trained more than 2,500 Kyrgyz nationals since 1995. In 2002, Kumtor committed $200,000 (US) to "Workforce for the 21st Century," a program that sponsors Kyrgyz students studying abroad, bringing total sponsorship to $1.2 million (US) since the program began.

In 2002, through our community investment program, Cameco donated $600,000 to more than 250 organizations that make our communities better places to live. Kumtor donated $289,000 (US) in support of its communities, with its most substantial donation going to an international foundation for the construction of the Altyn Balalyk Children's Health Centre in Kyrgyzstan.

1. In March of 2002, 34 youth from across Saskatchewan's north gathered at the Rabbit Lake operation for a workshop. Solutions for the challenges that young northerners encounter today were discussed and eventually presented by the youth to northern leaders and to the Premier of Saskatchewan at the legislature in Regina.

2. The Cameco Water Warriors won the gold medal at the dragon boat races held during the second annual Cameco Victoria Park Summer Festival. Cameco is the title sponsor of the festival located in the heart of the ethnically diverse Riversdale area of Saskatoon.

3. Cameco also sponsored the University of Saskatchewan men's basketball tournament, where nearly 4,000 fans cheered on their home team in late October.


2002
CAMECO
SHOOT
OUT
BASKETBALL
Cameco
3.


DO IT SAFELY
1.


Cameco
2.

confident

This **management's discussion and analysis** (MD&A) is designed to provide investors with an informed discussion of Cameco's business activities.

Contents

Overview
This section includes the company's vision and mission statements. The nature of Cameco's business lines are described including the types and locations of operations and the key financial drivers.

Corporate Strategy
This section discusses how management plans to generate value by leveraging the company's strengths and competencies in its business environment.

The Year in Review
The important corporate developments for the year are discussed. A review of the consolidated financial highlights completes the section.

Business Segments and Corporate Expenses
This section provides a detailed explanation of the financial results achieved by Cameco during the year in its four business segments. Corporate expenses (administration expenses, interest costs and income taxes) incurred to support the company's operations are also reviewed.

Cash and Liquidity
This discussion provides insight into the company's ability to generate cash flow and the areas to which cash is directed to achieve business objectives.

Markets
To facilitate understanding of Cameco's business environment, this section provides a review of conditions and trends in the uranium and gold markets into which the company sells its products and services. Also a review of the Ontario electricity market discusses trends and their potential impact on Bruce Power.

Business Risks
This section outlines certain risks in the company's business environment and how Cameco manages those risks.

The Future
This section outlines current key business conditions, trends and risks that are expected to affect the operating results and the financial health of the company.

Introduction

This MD&A complements the company's consolidated financial statements which have been prepared in accordance with Canadian GAAP and stated in Canadian dollars, unless otherwise noted.

Overview

Cameco's Vision

Cameco seeks to be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

Cameco's Mission

Our core business is uranium fuel supply. Through our nuclear investments we participate in the generation of clean energy, and we achieve diversity through gold.

Sustainable growth is realized by building upon our core business strengths through socially, environmentally and economically responsible conduct. In doing so, we will enhance our status as an investment, supplier and employer of choice, and continue to earn the support of the communities where we interact.

The key measures of our success will be a healthy workplace, a clean environment and supportive communities wherever we operate, together with solid financial performance, all reflected in a growing return to shareholders.

Cameco's Business

Cameco's core business is uranium fuel supply. The company is a leading supplier of uranium concentrates and uranium conversion services and is a limited partner in North America's largest nuclear electricity generating facility, Bruce Power. Cameco also operates a large gold mine in Central Asia and is developing another gold mine in Mongolia.

World Electricity Generation

Nuclear energy accounts for 16% of the world's electricity generation avoiding the emission of up to 2.3 billion tonnes of carbon dioxide annually.


Nuclear
Coal
19%
16%
15%
10%
39%
1%
Hydro
Gas
Oil
Others

Cameco is the world's largest uranium concentrates supplier. The company's competitive position is based upon its large high-grade reserves and low-cost operations. Cameco mines uranium in Canada and the United States, has a test mine in Kazakhstan, and sells uranium concentrates (U_3O_8) from these and other sources. Cameco's uranium concentrates are undifferentiated from those sold by its competitors. Cameco's U_3O_8 is sold primarily through long-term contracts negotiated between the company and its electric utility customers. Uranium is not traded on any commodities exchange.

The company operates two uranium conversion plants in Canada. Conversion is a process whereby U_3O_8 is purified and converted into uranium hexafluoride (UF_6), an intermediate compound in the production of fuel for light water reactors, or into natural uranium dioxide (UO_2), which is used as fuel for heavy water reactors.

The company is also a producer of gold.

The most significant factors affecting the financial performance of Cameco are:

- the market prices for U_3O_8, conversion services, gold and electricity,
- sales volumes for uranium and conversion services, gold and electricity,
- foreign exchange rates between the Canadian and US dollars, and
- the unit costs of production.

Uranium is the fuel used by nuclear reactors to generate electricity. More than 430 reactors operate in 31 countries and account for about 16% of the world's electricity. The US, which generates about 20% of its electricity using nuclear reactors, is the world's largest market for nuclear products and services and accounts for about 35% of the western world's uranium consumption.

The International Energy Agency in its "World Energy Outlook 2002" forecasts global demand for electricity to grow at an annual rate of 2.4%, faster than the total demand for energy. Annual growth in uranium demand is expected to remain at about 1% over the next 10 years as capacity uprates, improvements in existing reactors and new reactor startups are offset by closures of older generating units.

Western World Market (million lbs U_3O_8)

In each of the last three years, world mine production supplied only about 60% of the uranium required by western world reactors.


Production
Consumption
*estimate
180
90
0
148
151
154*
90
93
92*
2000
2001
2002

Supplies of uranium are provided by primary production centres such as Cameco's mines, and secondary sources such as excess utility and government inventories including material derived from the dismantling of Russian nuclear weapons. The western world consumes about 154 million pounds of U_3O_8 annually and, in 2002, approximately 60% of this consumption came from world primary mine production, continuing the trend of underproduction and inventory drawdown that has persisted for more than a decade.

Corporate Strategy

Management's Strategy

Strengths and core competencies

Cameco's strategies are built upon strengths and core competencies that it believes are significant and sustainable.

These include:

Large, low-cost diversified reserves, and prime exploration properties and expertise

The Saskatchewan uranium deposits at McArthur River and Cigar Lake are unique with their large reserves and high grades. Combined, these reserves contain more energy than all of Canada's established conventional oil reserves.

New uranium deposits will be required to satisfy forecast demand. Cameco has a significant land position in both Saskatchewan's Athabasca Basin and Australia's Arnhem Land, two very prospective areas for uranium. Coupled with this land position, the company has years of exploration expertise and is well placed to discover significant new resources.

An ability to offer integrated fuel supply

Utilities often contract for their uranium requirements at each stage of the fuel supply chain. Unlike most of its competitors, Cameco has the ability to deliver a combination of uranium concentrates and uranium conversion services. Strategic alliances also allow us to participate in offers of enriched uranium and, in the case of Bruce Power, to provide fuel procurement services. This vertical integration and diversity of sources makes Cameco a preferred supplier with an advantage over non-integrated competitors.

A significant market position

Cameco supplies about 20% of the western world's uranium and conversion requirements. This allows Cameco to assess evolving market conditions in most regions of the world; serve our customers' changing requirements through inventories and flexible production sources; and influence the market through intervention strategies, which involve the use of our market position to purchase significant quantities of uranium from others at favourable prices.

A low-cost producer of nuclear electricity

Cameco's 31.6% interest in Bruce Power Limited Partnership (Bruce Power) allows the company to expand its uranium and conversion market share and add value through the use of the energy content of this fuel to produce low-cost electricity for about 15% of the Ontario market.

Superior financial position

Cameco enjoys consistently strong cash flows, a conservative financial structure and an investment-grade credit rating.

Key Strategies

With these core competencies, Cameco sees a number of opportunities to create value with acceptable levels of risk.

Uranium and Conversion Growth Strategies

Cameco intends to continue optimizing its production at the lowest cost. Cameco is one of the lowest cost uranium producers in the world. The company and its employees continually seek ways to reduce costs to maintain Cameco's competitive advantage over the long term.

Cameco intends to increase its supply flexibility, to support its market leadership role. Diversity of supply is an important consideration for many customers. In 2002, Cameco acquired the Smith Ranch in situ leach (ISL) operation in Wyoming and merged it with its nearby Highland operation. During 2003, test mining will continue at the Inkai ISL development project in Kazakhstan. Cameco and its partners have been pursuing a construction licence for the Cigar Lake mine located in Saskatchewan. Further diversity of supply is available through Cameco's access to highly enriched uranium (HEU) material under the US/Russia HEU weapons dismantling agreement and through purchases and co-operative marketing arrangements with others.

Cameco plans to increase its reserves. This strategy is being pursued through exploration programs, currently focused in Canada and Australia, and through the acquisition of attractive properties. Since reserves take up to 20 years to bring into production, it is essential to plan for the long term.

Customer Countries

Cameco sells uranium and conversion services to companies located in 17 countries around the globe.

Americas	*Europe*
Argentina	Belgium
Brazil	Czech Republic
Canada	Finland
Mexico	France
United States	Germany
	Netherlands
Asia	Spain
Japan	Sweden
South Korea	United Kingdom
Taiwan	

Cameco intends to continue to strategically manage its product supply to the market. This is achieved through production management, tactical market purchases and the exercise of options to purchase uranium from HEU.

Cameco plans to maximize UF_6 production capability. In 2001, a British competitor ceased marketing conversion services and announced its intention to stop production and deliveries in 2006. As the number of conversion suppliers decreases, Cameco plans to improve its refining and conversion capacity utilization and looks to increase plant capacity and market share.

Cameco intends to actively serve the UO_2 market. Cameco plans to maintain and enhance its role as a reliable supplier of UO_2 to Candu reactors in Canada, Korea and elsewhere.

To summarize, in the area of uranium mining and conversion, Cameco intends to expand market share where profitable and lower costs to increase value from its market-leading assets.

Vertical Integration Strategies

With the cash flows generated from its assets supplemented by accessing capital markets, as appropriate, Cameco will focus on achieving profitable vertical integration in areas related to its core business.

Cameco intends to build upon its partnership in Bruce Power. In February 2003, Cameco closed an agreement, along with its partners, to purchase 79.8% of Bruce Power from British Energy plc. This expanded Cameco's ownership in Bruce Power to 31.6% from 15%.

Cameco believes its experience with Bruce Power can be applied to other situations where partnering with customers presents attractive opportunities. Quality projects and partners will be essential to any potential Cameco participation.

Cameco plans to examine other fuel-cycle opportunities. The company plans to pursue opportunities along the nuclear fuel supply chain that may arise downstream in enrichment or fuel fabrication.

Gold Strategies

Cameco intends to obtain full value from its gold assets. Cameco believes these assets are under-valued in a nuclear energy company. Cameco's goal is to obtain recognition for the considerable value generated by its investments in gold and their future prospects. To this end, the company acquired a majority interest in AGR Limited (AGR) in 2002. The company is seeking to consolidate its gold assets. Following the recent rise in gold prices, the evaluation of available options for asset consolidation has taken longer than previously anticipated.

In February 2003, Cameco announced that the company and the Kyrgyz government had agreed in principle to restructure the Kumtor mine ownership. The proposed restructuring envisions an exchange of assets between the parties wherein Cameco would ultimately hold all common shares of Kumtor Gold Company (KGC), the owner of the Kumtor mine. The government would realize a more predictable revenue stream, obtain additional tax proceeds, and benefit from higher gold prices through royalties. This proposal also contemplates that the Kumtor mine would eventually be part of a publicly traded gold company established by Cameco.

Conclusion to Management Strategies

Cameco will use its strong cash flows to pursue growth of shareholder value in areas related to its core business. If Cameco cannot deploy these funds in businesses with attractive risk/reward profiles, it will return cash to its shareholders by means that may include share buybacks and/or increased dividends. In 2002, Cameco announced a 20% increase in its annual dividend beginning in 2003.

The Year in Review

Operating Highlights

A number of operational events and developments in 2002 were significant in the ongoing implementation of Cameco's strategic plan.

Uranium

A strategic goal of Cameco is to reduce its uranium production costs and to diversify its sources of supply. The acquisition of the Smith Ranch ISL uranium mine and various other ISL properties in Wyoming from Rio Algom Mining LLC in July 2002 was beneficial in both respects. Cameco merged the Smith Ranch mine with its adjacent Highland mining operation, achieving cost savings and increasing its production presence in the company's largest market, the US.

In Kazakhstan, test mining on the company's large Inkai deposit continued successfully. The company's experience with its US-based ISL mines is being utilized at Inkai.

The restart of mining at Cameco's Rabbit Lake uranium operation in northern Saskatchewan did not go as smoothly as planned due to equipment problems and poor ground conditions. By year-end, most major difficulties had been overcome.

The majority of Cameco's uranium was mined and milled at McArthur River and Key Lake. At these important sites, continued productivity improvements, cost reductions and ISO 14001 certification, one of the most internationally recognized standards for environmental management systems, were attained. Maximum production permitted by licence was achieved.

Conversion
Cameco's uranium conversion business showed significant productivity and cost improvements, primarily due to volume increases. In March 2002, the company's Blind River uranium refinery received certification under ISO 14001.

Electricity
In February 2003, Cameco, along with others, purchased 79.8% of Bruce Power from British Energy plc, which held an 82.4% interest. The Power Workers' Union and The Society of Energy Professionals obtained the remaining 2.6%.

As part of the agreement, Cameco invested approximately $209 million, to purchase an additional 16.6% interest in Bruce Power, bringing its total interest to 31.6%. Also at the closing, Cameco paid $75 million representing its one-third share of $225 million in deferred Bruce Power rental payments to Ontario Power Generation Inc. (OPG). Following the closing, Cameco's total commitment in financial assurances is estimated to be approximately $200 million, related to the operating licence from the Canadian Nuclear Safety Commission (CNSC), the lease with OPG, and the power purchase agreements with large industrial customers. Discussion of the operations and prospects of Bruce Power are included elsewhere in this MD&A.

The four Bruce B reactors were all in service entering 2003. Together with the scheduled restart of two Bruce A reactors before mid-2003, Cameco expects a significant financial contribution this year from the generation of nuclear electricity. The additional investment in Bruce Power has allowed Cameco to expand its presence in the nuclear generation market more quickly than it had expected.

Gold
In the gold business, Cameco acquired a majority interest in March 2002 in AGR which owns 95% of the Boroo gold deposit located in Mongolia. The Boroo property is currently being developed by Cameco. In November, the company announced the discovery of high-grade gold mineralization at its REN project in northern Nevada. These developments add to the scale and potential value of Cameco's gold holdings.

The failure of a pit wall in July 2002 at the Kumtor mine in Kyrgyzstan severely curtailed production, but this reduction is temporary and no reserves were believed lost as a result of the accident.

Net earnings for 2002 were reduced by $27 million as a result of the incident at Kumtor.

Management Transition
Cameco management underwent an important transition at year-end, with the appointment of Gerald Grandey as CEO succeeding Bernard Michel. Mr. Michel has guided Cameco for nearly 14 years and will remain as chair of Cameco until March 31, 2003. Mr. Grandey has been a senior officer of Cameco since 1993. In addition, Terry Rogers was appointed senior vice-president and chief operating officer, and George Assie was named senior vice-president, marketing and business development. Mr. Assie has been with Cameco since 1981 and Mr. Rogers has been with Cameco's subsidiary, Kumtor Operating Company, since 1999.

Dividends
In December, the company announced its first dividend increase, to $0.60 per share annually from $0.50. Cameco has never missed a dividend payment since it went public in 1991.

Safety
Cameco, along with its subsidiaries and long-term contractors, achieved a combined accident frequency of 0.27 lost-time accidents per 200,000 person hours worked, which was slightly higher than last year's company record of 0.22. This accident frequency compares favourably to the 1.3 and 1.6 frequencies recorded by the Ontario and Saskatchewan mining industries respectively. Unfortunately, the life of a mineworker was lost in the July Kumtor pit wall failure in Kyrgyzstan.

Consolidated Financial Highlights

Consolidated Earnings
In 2002, net earnings attributable to common shares were $46 million ($0.83 per share), a decrease of $10 million compared to $56 million ($1.01 per share) in 2001. The decline was attributable to the gold business where after-tax earnings declined by $27 million due to the failure of the pit wall at Kumtor in July 2002. Earnings

Consolidated Financial Highlights

($ millions except where otherwise noted)	2002	2001	% change
Revenue	**748**	701	7
Earnings from operations	**89**	95	(6)
Net earnings[1]	**46**	56	(18)
Cash provided by operations	**251**	116	116
Production			
Uranium concentrates (million lbs U_3O_8)	**15.9**	18.8	(15)
Uranium conversion (million kgU)	**12.4**	11.0	13
Electricity generation (terawatt hours)	**3.1**	2.3[2]	34
Gold (thousand oz)	**176**	251	(30)

[1] Attributable to common shares.
[2] For period May 12, 2001 to December 31, 2001.

were also impacted by higher costs for administration, exploration and income taxes. These unfavourable factors were partially offset by improved results in the uranium and conversion businesses where gross profits rose due primarily to increased volumes. In 2002, Cameco achieved record delivery levels for its uranium products and conversion services. Cameco's share of earnings from Bruce Power also improved, rising to $16 million from $12 million in 2001. For 2002, the effective tax rate increased to 47% from 39% in 2001 as a higher proportion of pre-tax income was earned in the uranium and conversion businesses and there was minimal tax relief from the pre-tax loss in the gold segment.

Earnings from operations were $89 million for 2002 compared to $95 million in 2001. The aggregate gross profit margin declined to 20% from 21% in 2001.

Cash Flow

In 2002, cash provided by operating activities was a record $251 million, representing an increase of $135 million compared to $116 million in 2001. This increase largely reflects reduction of accounts receivable, higher sales volumes, and a reduction in uranium inventories.

Inventories

At the end of 2002, total product inventories amounted to $340 million, $14 million or 4% lower than the previous year-end. There was a reduction in the quantity of uranium inventory during the year as record deliveries exceeded production and purchases.

Debt

At the end of 2002, total outstanding debt amounted to $225 million, a decrease of $129 million compared to $354 million at the end of 2001. The net debt to capitalization ratio declined to 8% from 15% in 2001. In February 2003, with the acquisition of an additional interest in Bruce Power this ratio rose to 19%.

Business Segments and Corporate Expenses

Uranium Business

Cameco's uranium business consists of the McArthur River, Key Lake and Rabbit Lake mine/mill operations in Saskatchewan, two ISL mines in the US, the Inkai ISL test mine in Kazakhstan, the Cigar Lake development project in Saskatchewan (currently in the licensing phase) and uranium exploration, primarily in Canada and Australia.

Revenue

In 2002, revenue from the uranium business rose by 11% to $524 million from $471 million in 2001 due to an 11% increase in sales volume. During the year, Cameco delivered a record quantity of uranium concentrates. Compared to 2001, the average realized selling price for uranium concentrates increased only marginally even though the spot price averaged $9.86 (US) compared to $8.77 (US) in 2001. The positive influence of the spot market increase was offset by a lower average realized price on fixed-price contracts.

Cost of products and services sold

In 2002, the cost of products and services sold was $345 million compared to $298 million in 2001, an increase of 16% due to the higher sales volume and a 5% increase in the average unit cost of product sold. The unit cost rose due to a higher proportion of sales of purchased material and higher care and maintenance expenses at Rabbit Lake, which were $8 million compared to $6 million in 2001. Partially offsetting these increases was a reduced unit cost for McArthur River production which benefited from increased mine and mill operating efficiencies.

Nuclear Revenue (by market region)

The US, Cameco's largest customer region, accounts for 52% of the company's total nuclear revenue.


Europe
Far East
21%
15%
64%
North America

Depreciation, depletion and reclamation

In 2002, depreciation, depletion and reclamation (DD&R) charges were $83 million, a decrease of $3 million compared to $86 million in 2001. In spite of higher sales volume, total DD&R declined due to the higher proportion of sales of

Uranium Business Financial Highlights

	2002	2001	% change
Production (million lbs U_3O_8)	**15.9**	18.8	(15)
Revenue ($ millions)	**524**	471	11
Gross profit ($ millions)	**96**	88	9
Gross profit (%)	**18**	19	(5)
Earnings before taxes ($ millions)	**87**	78	12

Uranium Operating Highlights

(100% basis except where noted otherwise)

	McArthur River/Key Lake*		Rabbit Lake		Smith Ranch/Highland		Crow Butte	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Tonnes milled	**211,263**	197,717	**98,227**	139,288	**n/a**	n/a	**n/a**	n/a
Production (million lbs U_3O_8)	**18.7**	18.0	**1.1**	4.6	**0.9**	0.8	**0.8**	0.7
Cameco's share	**13.1**	12.6	**1.1**	4.6	**0.9**	0.8	**0.8**	0.7
Recovery (%)	**98.9**	98.3	**96.8**	97.2	**n/a**	n/a	**n/a**	n/a
Average mill head grade (% U_3O_8)	**4.06**	4.31	**0.76**	1.35	**n/a**	n/a	**n/a**	n/a

* McArthur River ore is milled at Key Lake. Due to licence conditions, stockpiled low-grade ore at Key Lake is used to dilute the grade of McArthur River ore.

purchased material. In addition, the unit cost for McArthur River production declined in comparison to 2001 as the result of higher reported reserves.

Gross profit

In 2002, gross profit from the uranium business amounted to $96 million compared to $88 million in 2001, an increase of $8 million or 9%. This improvement was mainly attributable to the 11% increase in deliveries of uranium concentrates. The gross profit margin for the uranium business fell marginally to 18% from 19% due to a higher average unit cost.

Uranium exploration

In 2002, uranium exploration expenditures were $12 million, up $2 million compared to 2001. Exploration efforts continue to be focused on prospects in Canada and Australia which are considered to have the best potential for economically attractive discoveries.

Gain on property interests

In July of 2002, Cameco acquired a 35.3% interest in UEX Corporation (UEX) in exchange for the transfer to UEX of certain Saskatchewan-based exploration properties. In so doing, Cameco recognized a gain of $3 million.

Uranium production

The schedule (see top of page) summarizes the 2002 milling statistics for Cameco's uranium production centres. At 15.9 million pounds U_3O_8, Cameco's share of production declined almost 3 million pounds or 15% in 2002 due to lower than planned production at Rabbit Lake.

Conversion Business

Cameco's conversion business consists of the uranium refining and conversion facilities located in Ontario.

Revenue

In 2002, revenue from the conversion business rose by 20% to $137 million from $114 million in 2001 due to a 17% increase in sales volume and a 3% improvement in the realized price. In 2002, Cameco sold a record quantity of conversion services.

Cost of products and services sold

In 2002, the cost of products and services sold was $83 million compared to $72 million in 2001, an increase of 15%. This increase was attributable to the higher sales volume and was partially offset by a 2% decrease in the unit cost of product sold. Lower conversion costs in 2002 were the result of a 13% increase in production and more favourable costs for purchased conversion services.

Depreciation, depletion and reclamation

In 2002, depreciation, depletion and reclamation (DD&R) charges were $10 million, a decrease of $4 million compared to $14 million in 2001. In spite of the higher deliveries, total DD&R declined due to selling a higher proportion of purchased conversion and an increase in the estimated life of the conversion facilities. Late in 2001, the company conducted an assessment of the estimated useful lives of its conversion facilities and concluded that it was appropriate to extend previous estimates by 10 years.

Gross profit

In 2002, gross profit from the conversion business was $45 million compared to

Conversion Business Highlights

	2002	2001	% change
Production (million kgU)	**12.4**	11.0	13
Revenue ($ millions)	**137**	114	20
Gross profit ($ millions)	**45**	28	61
Gross profit (%)	**32**	25	28
Earnings before taxes ($ millions)	**42**	26	61

$28 million in 2001, an increase of $17 million.

Electricity Business

The operating year included a series of major planned outages to prepare the four Bruce B reactors for better long-term service. As a result, power generation by the B reactors was limited to 20.8 terawatt hours, reflecting a capacity factor of 75%. The average realized price was approximately $44/MWh compared to about $38/MWh in 2001. Interest cost of $63 million included interest on the long-term lease and the deferred lease payments due to OPG.

In 2002, Cameco recorded earnings before taxes of $16 million from its 15% limited partnership interest in Bruce Power.

Electricity Business Financial Highlights

Bruce Power Limited Partnership (100% basis)	2002	2001[1]	% change
Output (terawatt hours)	**20.8**	15.5	34
Capacity factor (%)[2]	**75**	87	(14)
($ millions)			
Revenue	**919**	599	53
Operating costs	**750**	471	59
Earnings before interest & taxes	**169**	128	32
Interest	**63**	41	54
Earnings before taxes	**106**	87	22
Cameco's 15% interest	**16**	13	23
Adjustments	**–**	(1)	–
Cameco's share of earnings before taxes	**16**	12	33

[1] The comparative data in 2001 is for a 7.5-month period from May 12 to December 31.

[2] Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Gold Business

Cameco's gold business consists of one operating mine, one mine in development and several exploration properties. Through wholly owned subsidiaries, Cameco owns a one-third interest in and operates the Kumtor gold mine located in Kyrgyzstan, Central Asia. The Republic of Kyrgyzstan, through Kyrgyzaltyn, owns the remaining two-thirds. Cameco acquired in 2002 majority ownership of AGR, which holds a controlling interest in the Boroo development project located in Mongolia. Commercial production at Boroo is not expected until early 2004. Cameco's exploration interests are located in North America and Central Asia.

Significant Event

In July 2002, there was a failure of the pit wall at the Kumtor mine site. This event brought about a significant revision to the mining plan for 2002. Since July, Kumtor has been milling lower grades and experiencing lower recovery rates, with production reduced by about 172,000 ounces (100% basis) from the 2002 plan. The production decline also caused a significant increase in the unit cash cost which is expected to continue until mid-2003 when higher grade ore, buried by the pit wall failure, is expected to become accessible.

Revenue

In 2002, revenue from the gold business declined 24% to $87 million from $115 million in 2001, reflecting a 28% decrease in sales volume which more than offset an increase in the average realized selling price. Cameco's realized price for gold was $300 (US) per ounce in 2002 compared to $292 (US) in 2001.

The average spot market price for gold during 2002 was $310 (US) per ounce, up 14% from the average price of $271 (US) for 2001. KGC's hedge position at December 31, 2002 was 769,400 ounces. It is expected that these hedges will yield average prices in the range of $310 (US) to $317 (US) per ounce. The mark-to-market loss on these hedge positions is fully guaranteed by Cameco and amounted to $38 million (US) at December 31, 2002, based on a spot gold price of $347 (US).

Cost of products and services sold

In 2002, the cost of products and services sold was $58 million compared to $52

Gold Business Financial Highlights

	2002	2001	% change
Revenue ($ millions)	**87**	115	(24)
Gross profit ($ millions)	**9**	34	(74)
Gross profit (%)	**10**	29	(66)
Earnings before taxes ($ millions)	**(3)**	26	(112)
Sales volume (Cameco's share in 000 oz)	**174**	243	(28)
Selling price ($US/oz)	**300**	292	3
Cash cost* ($US/oz)	**216**	142	52

*As defined by the Gold Institute.

Gold Operating Highlights

	2002	2001	% change
Reserves – proven and probable (000 tonnes)	**34,514**	31,222	11
Average grade (g/t)	**4.13**	3.85	7
Contained gold (000 oz)	**4,588**	3,864	19
Tonnes milled (000 tonnes)	**5,611**	5,470	3
Grade (g/t)	**3.71**	5.14	(28)
Mill recovery (%)	**78.1**	83.1	(6)
Production (000 oz)	**528.6**	752.7	(30)
Production (Cameco's share in 000 oz)	**176.2**	250.9	(30)
Cash cost ($US/oz)*	**216**	142	52

* As defined by the Gold Institute.

million in 2001, an increase of $6 million. The higher costs were largely attributable to addressing the pit wall failure and partial reconfiguration of the pit. Mill production at Kumtor was 30% lower than in 2001 due mainly to lower grade ore which averaged 3.7 grams per tonne (g/t) in 2002 compared to 5.1 g/t the year before. Production was also influenced by a reduced recovery rate which decreased to 78% from 83% in the prior year.

The cash cost* per ounce increased to $216 (US) from $142 (US) in 2001 as the result of the lower production. The reported cash cost per ounce was also impacted by the conclusion of a five-year tax indemnification period in May of 2002. Income taxes paid by Kumtor are included in the cash cost as defined by the Gold Institute. Since May 2002, under an agreement with the government of Kyrgyzstan, Cameco has been reimbursed for its share of these taxes. In 2002, the indemnified tax amounted to $13 (US) per ounce.

Depreciation, depletion and reclamation

In 2002, depreciation, depletion and reclamation (DD&R) charges were $20 million, a decline of $9 million compared to $29 million in 2001 due mainly to the lower production. On a unit basis, the DD&R rate fell to $73 (US) per ounce from $77 (US) in 2001 as the result of higher reserves.

Gross profit

In 2002, gross profit from the gold business amounted to $9 million compared to $34 million in 2001, a decrease of $25 million or 74%. The gross profit margin for gold was 10% compared to 29% in 2001. On a unit basis, the higher cash costs* more than offset higher prices and the reduced DD&R rate.

Gold exploration

In 2002, gold exploration expenditures increased to $10 million from $8 million in the prior year with about 65% of the total exploration expenditures incurred in North America.

Corporate Expenses

Administration

In 2002, administration costs of $42 million increased by $5 million compared to 2001 due primarily to the addition of the administration costs of AGR, control of which was acquired in March of 2002.

Income Taxes

In 2002, income tax expense was $49 million compared to $42 million in 2001, an increase of $7 million. Compared to 2001, the effective tax rate increased to 47% from 39% due to a higher proportion of pre-tax income being earned in the uranium and conversion businesses and minimal tax relief from the pre-tax loss in the gold business. Earnings from the gold business generally occur in lower tax jurisdictions than earnings from the uranium and conversion businesses.

The effective tax rate includes the large corporation tax which amounted to $5 million in each of 2002 and 2001. See note 15 to the consolidated financial statements.

Cash and Liquidity

Cash Resources

Operating Activities

In 2002, Cameco generated cash from operations of $251 million ($4.50 per share) compared to $116 million ($2.10 per share) in 2001. This increase of $135 million largely reflects a reduction of accounts receivable, higher sales volumes and the reduction in uranium inventories. Due to the high volume of uranium deliveries late in 2001, accounts receivable were higher than usual at the end of that year. These were collected early in 2002.

Investing Activities

In 2002, cash used in investing activities was $74 million compared to $131 million in the prior year. Significant investments included the Boroo project ($24 million) and an additional $33 million to Bruce Power for the A restart program bringing Cameco's total cash investment in Bruce Power to $93 million.

In 2001, the investment in Bruce Power ($88 million), including fabricated fuel inventory, was made.

During 2002, Cameco received $15 million (US) in repayment of principal on

* As defined by the Gold Institute.


Cash From Operations
($ millions)
In 2002, Cameco used record cash flow to pay down $130 million in debt as well as fund capital expenditures, dividends and preferred security charges.
224
116
251
280
140
0
2000
2001
2002

the subordinated loan to KGC compared to $21 million (US) in 2001. The failure of the pit wall at Kumtor limited the amount of cash available for repayment. In accordance with the terms of the loan agreement, a shortfall of $6 million (US) in principal repayment has been deferred. At December 31, 2002, the outstanding balance on this loan was $61 million (US). The cash shortfall also necessitated the rescheduling of senior debt for which the December 2002 and June 2003 principal repayments have been deferred.

Financing Activities

During the year, cash provided by operating activities exceeded the cash used in investing activities by $176 million. After meeting its obligations for dividends and preferred securities charges, Cameco was able to reduce its debt by $129 million.

In February 2003, Cameco increased its debt to about $400 million upon closing of the Bruce Power transaction.

Quarterly Financial Results

Cameco's uranium deliveries vary significantly from quarter to quarter with the fourth quarter typically having the heaviest volume during the year. Accordingly, the company's quarterly earnings and cash flow fluctuate as well. In 2002, the company achieved records in revenues at $748 million and cash provided by operations at $251 million.

Liquidity and Capital Resources

Overview

Financial liquidity represents the company's ability to fund future operating activities and investments. Some important measures of liquidity are summarized in the table on the next page.

Access to capital in the future will be dependent upon the prevailing conditions in the markets and upon the extent to which investors support the company's business plan. Cameco last issued common equity in the capital markets in 1997 and last issued debt in the capital markets in 2001. The company renewed its revolving credit facility in December 2002.

Indicators Defined

Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in other operating items including working capital.

Cash provided by operations to net debt indicates the company's ability to meet debt obligations from internally generated funds.

Net debt to total capitalization measures the company's use of financial leverage. A lower percentage means less reliance upon debt as a source of financing. Although debt is a lower cost method of financing compared to equity, a lower percentage of debt also represents less exposure to fixed payment obligations.

Credit Ratings

As of February 2003, the company has the following ratings from third-party rating agencies:

- Standard & Poor's
"A-" with a stable outlook.
- Moody's
"Baa1" following Cameco's announcement to increase its interest in Bruce Power from 15% to 31.6%.
- DBRS
"A (low)" with a stable outlook.

Debt

After cash flow from operations, debt is used to provide liquidity. Cameco has access to about $719 million in unsecured lines of credit.

Commercial lenders have provided a $425-million unsecured revolving credit facility that was negotiated in December 2002 and is available in two tranches. The first tranche is a three-year, $200-million revolving facility. The second tranche is a $225-million revolving facility available for 364 days with a two-year term-out option. (This means, as long as the company is not in default, Cameco has the option to extend the repayment date on the balance outstanding at maturity of the tranche for an additional two years.) Up to $100 million of this facility can be used to support letters of credit. The facility ranks pari passu (or equal ranking) with all other senior debt of the company. The company may borrow directly from investors by issuing commercial paper up to $400 million. To the extent necessary, Cameco uses the revolving credit facility to provide liquidity support for its commercial paper program.

Cameco also has agreements with various financial institutions to provide up to $294 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future reclamation of the company's operating sites. See note 6 to the consolidated financial statements.

Cameco operates within the investment-grade segment (high-credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While

Quarterly Financial Results

($ millions except per share amounts)	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2002 Year	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2001 Year
Revenue	124	195	158	271	**748**	70	139	170	322	701
Net earnings*	5	12	7	22	**46**	1	12	15	28	56
-per share*	0.09	0.22	0.12	0.40	**0.83**	0.01	0.23	0.27	0.50	1.01
Cash provided by operations	134	80	22	15	**251**	28	11	14	63	116
-per share	2.41	1.44	0.40	0.25	**4.50**	0.50	0.22	0.25	1.13	2.10
Cash dividends	0.125	0.125	0.125	0.125	**0.50**	0.125	0.125	0.125	0.125	0.50

* Attributable to common shares.

Liquidity Indicators

	2002	2001	2000	1999	1998	1997
Cash provided by operations ($ millions)	**251**	116 [1]	224	249	237	162
Cash provided by operations/net debt[2] (%)	**151**	36 [1]	86	80	42	92
Net debt[2]/total capitalization (%)	**8**	15	13	14	23	9

[1] Unusually low due to large amounts of deliveries late in the fourth quarter for which payment was received in early 2002.
[2] Total debt less cash and cash equivalents.

future access to credit cannot be assured, it was readily available during 2002.

Preferred Securities

Cameco's issue of preferred securities ($125 million (US)) is redeemable at par on or after October 14, 2003. Currently, the company has not determined whether the issue will be redeemed in 2003.

Kumtor Gold Company

To finance the Kumtor gold project, a consortium of financial institutions advanced $285 million (US) in senior and subordinated loans to the project in 1996. During 2002, KGC repaid $15 million (US) of these third-party loans. After these repayments, the outstanding balances were $77 million (US) in senior debt and $20 million (US) in subordinated debt. Since Cameco proportionately consolidates its interest in KGC, $32 million (US) ($51 million (Cdn)) of the remaining loans were included in Cameco's long-term debt. See note 6 to the consolidated financial statements.

In addition, Cameco provided a subordinated loan of $107 million (US) to the project. The outstanding principal at the end of 2002 was $61 million (US) compared to $76 million (US) at year-end 2001. Scheduled interest payments were made when due during 2002. At the end of each year, accrued interest was not a material amount. Cameco also invested $45 million (US) as an equity contribution in 1996.

Effective April 29, 2002, KGC entered into a new credit agreement to refinance its senior debt. The term was extended to June 1, 2006 and a group of non-commercial lenders was replaced with a consortium of commercial banks. In November 2002, the credit agreement was amended to defer the December 2002 and June 2003 semi-annual principal payments until the period December 2004 to June 2006. The senior debt is the direct obligation of KGC, although Cameco has guaranteed the payment of principal and interest owing. See note 18 to the consolidated financial statements. Under

Kumtor Gold Company Capital Structure

($US millions)	Initial Funding	Balance at Dec. 31, 2002
Debt		
Third party		
Senior*	265	77
Subordinated	20	20
Total third party	285	97
Cameco subordinated loan	107	61
Total debt	392	158
Equity	45	45
Total Capital	437	203

* Cameco has guaranteed the payment of all principal and interest that becomes due on the senior debt.

current production plans, the guarantee is not expected to be called upon so long as the remaining unhedged production is sold at prices of at least $190 (US) per ounce.

As part of the Kumtor financing arrangements, KGC must maintain a debt reserve bank account as described in note 5 to the consolidated financial statements.

Debt Covenants

Cameco is bound by certain covenants in its general credit facilities and in those of Kumtor. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2002, Cameco met these financial covenants and does not expect its operating and investment activities in 2003 to be constrained by them.

Markets

Uranium Market Review

Spot Uranium Market

Cameco observed that spot market demand in 2002 was steady through the year, however some aggressive sellers of uranium inventory in the form of UF_6 (that is, combined U_3O_8 and conversion services) caused the U_3O_8 price to remain relatively flat. Over the year the spot price experienced a modest 7% increase, closing the year at $10.20 (US) per pound U_3O_8. As in recent years, the spot market represented only about 12% of the western world's uranium consumption.

Long-Term Uranium Market

The published long-term contract price indicator closed the year at $10.75 (US), only a 2% increase during 2002, reflecting continued inventory draw-down and the adequacy of competitive supplies.

Analysts believe that long-term contracting in 2002 by western world utilities was about 70 million pounds. This, combined with estimated spot market sales of about 19 million pounds, represented only about 60% of western consumption during the year.

Spot Conversion Market

Spot prices for UF_6 conversion services in the US market declined by 4% during 2002 to $5.03 (US) per kgU. Management believes this decline resulted from aggressively priced UF_6 inventory sales as previously mentioned, in addition to the presence of ample supplies of UF_6 conversion services. In contrast, supplies in the European market are tight and the spot price rose by 10%, closing the year at $6.13 (US).

Market Significance to Cameco

Cameco does not generally sell uranium and conversion services in the spot markets. However, it has been an active buyer in both spot markets. About 60% of Cameco's uranium under long-term contract is sold at prices which reference the spot market price near the time of delivery, and a significantly lower percentage of the company's conversion contracts reference the spot market price near the time the service is provided.



Western World Contract Volumes
(million lbs U_3O_8)
During the past three years about 80% of the western world's contracting took place in the long-term market.
Spot Market (UxC)
Long-Term Market
120
60
0
80
15
65
99
19
80
94*
19*
75*
2000
2001
2002
*estimate

The company has more than 100 million pounds U_3O_8 and over 60,000 tonnes of uranium conversion services under contract for delivery during the next 10 years. Cameco also has purchase commitments, the majority of which are under long-term, fixed-price arrangements, for uranium products and services from various sources totalling $1.1 billion (US) at December 31, 2002. See note 24 to the consolidated financial statements.

Uranium Market Review

Market	2002	2001	% change
	Year-End Prices $ US/lb U_3O_8		
Spot uranium*	**10.20**	9.53	7
Long-term uranium	**10.75**	10.50	2

*Spot prices are industry averages.

Spot Conversion Market Review

Spot UF_6 conversion market	2002	2001	% change
	Year-End Prices* $ US/kgU as UF_6		
North America	**5.03**	5.25	(4)
Europe	**6.13**	5.55	10

*All prices are industry averages.

Trends in the Nuclear Power Industry

A number of important trends continue to evolve which have the potential to affect Cameco's business environment.

Nuclear Utilities Consolidate

Electric utilities in the US and Europe continued to restructure in 2002, albeit at a slower pace than in the previous five years. Consolidation can be expected to continue in response to market deregulation resulting in more concentrated customer buying power.

Nuclear Plants Operate Better

Utilities continue to upgrade the performance of their nuclear reactors, generating more electricity at lower costs. In the US, capacity factors, which are expected to continue their steady improvement, averaged nearly 92% in 2002, about 1% higher than in 2001. (Capacity factor measures how efficiently reactors operate.) Non-US generators also increased 2002 capacity factors, including Switzerland and Mexico where capacity factors increased by 1% and 5% respectively.

European countries maintained their high levels of nuclear generation performance. In Sweden, nuclear's share of overall domestic electricity production increased 2% to 46%, and in France, the nuclear generated share of electricity also rose 2%, accounting for 78% of total electricity generated in 2002.

Existing Nuclear Plants Increase Capacity

Nuclear plants continue to increase generating capacity through uprates, that is, increasing the nominal level of output through installation of more efficient equipment and/or improved instrumentation. These uprates can increase a power plant's capacity by 2% to 20%. In most cases, an increase in capacity translates into increased demand for uranium concentrates and conversion services.

In 2002, US regulators authorized uprates at 18 of the nation's 104 reactors, resulting in an increase in capacity of about 700 megawatts (equivalent to the capacity of one average size nuclear reactor). Nuclear reactors in other countries have also increased capacity in the past through uprates, a trend that Cameco expects to continue.


US Capacity Factor
(%)
US nuclear utilities have increased output from existing reactors enough to add the equivalent of 13 new 1,000-megawatt power plants in the last five years.
80
87
90
91
92*
100
50
0
1998
1999
2000
2001
2002
*estimate

Nuclear Plant Licence Extensions

In 2002, four US nuclear units received 20-year licence extensions, joining the six that received extensions in 2001 and 2000. Operators of an additional 40 units have applied or are expected to apply for extensions in the next few years. In total, this represents about 50% of the US nuclear generating capacity.

The Russian government has implemented a program of safety and equipment upgrades to extend the lives of most of its nuclear reactors.

New Nuclear Construction

Six new reactors began commercial operation around the world in 2002, three in China, two in South Korea, and one in Japan. In addition, construction began on a further six units in India and four in South Korea.

In Finland, the government approved the construction of a fifth reactor, expected to commence operations later in the decade. In the US, Tennessee Valley Authority announced that it would spend some $1.8 billion (US) to return the Brown's Ferry 1 unit to operation by 2007. Russia has announced that it would complete the construction of four partially built units by 2006. Financing has been secured to complete two units in Ukraine and one in Romania.

In Canada, six units mothballed in the latter part of the 1990s are expected to return to service in the course of the next few years.

In 2003, Brazil and Bulgaria are expected to approve and begin construction of two units that were halted in the 1990s. In the


CO_2 Emission by Fuel Type
(g CO_2/kWh)
Nuclear power provides countries around the world with the opportunity to reduce carbon dioxide emissions in order to achieve Kyoto targets.
From facility construction/fuel processing
From electricity generation
250
200
150
100
50
0
246
24
188
12
138
40
16
10
6
~3-6
5
Coal
Oil
Natural Gas
Solar
Wind
Geothermal
Nuclear
Hydro
Source: Central Research Institute of Electric Power Industry/Japan

US, three utilities are expected to submit applications to the Nuclear Regulatory Commission (NRC) for approval of sites where new reactors could be built.

Nuclear Power and Politics

In Europe, reactors in some countries are scheduled to close in the short term as a result of political decisions. However, the policies of these countries may change to address economic and environmental realities as well as the need to expand electricity supply to meet demand growth.

In Sweden, the government is expected to decide whether or not to close one reactor at the end of 2003. At least two reports to the government have recommended against closure, citing the lack of emission-free replacement power and the potential for power shortages. A recent Swedish opinion poll shows that 83% favour keeping the reactor operating along with Sweden's other reactors, conditional only upon continued safe operation.

The Belgian government has voted to limit the operation of the country's nuclear reactors to 40 years, effectively calling for a phase-out of nuclear by 2025. However, the government stated that the phase-out will be delayed if clean replacement power is not available. Nuclear generated electricity accounts for about 60% of Belgium's electricity supply.

As a condition of joining the European Union (EU), Lithuania, Slovakia and Bulgaria have agreed to close eight old Soviet-era reactors which the EU believes fail to meet western safety standards.

In the US, a public opinion survey conducted in late 2002 for the Nuclear Energy Institute, indicated that 65% of Americans supported the construction of new nuclear power plants.

One of the characteristics of the nuclear industry is stringent regulation. In 2002, the Japanese regulator severely penalized its largest nuclear operator, Tokyo Electric Power Company, for falsifying certain documentation. All 17 of its reactors will shut down in 2003 on a temporary basis for inspection while one unit will be removed from service for one year as a penalty.

Cost of Energy Supply

In 2001, the latest year for which data is available, the direct costs of US nuclear electricity production continued, for the third consecutive year, to be lower than the cost of electricity from coal plants. Other than hydro, nuclear energy is the cheapest source of electricity. This is largely attributable to improved performance of US nuclear power plants.

Impact on the Global Nuclear Industry

The foregoing trends are generally positive for nuclear energy. However, it is difficult to know whether these trends and the national debates on the long-term future of nuclear power will eventually result in more or less favourable conditions for the nuclear industry. Of note, however, is that the two most populous countries, China and India, representing over one-half of the world's population, are committed to increasing their share of nuclear generated electricity.

New construction, improved reactor operations, uprates and the extension of reactor lives make it highly likely that, at least, the current demand for uranium and conversion services will continue for many years. In the shorter term, perceptions that there are ample uranium supplies are likely to change as excess inventories continue to decline. This change should favourably impact future uranium prices. The cost of secondary supplies continues to exert a negative influence on market prices. In the future, as inventories dwindle, it is expected that uranium prices will more closely reflect the cost of primary mine production.

The increased attention to the risks associated with international terrorist organizations does not appear to have had an adverse impact on public acceptance of nuclear power. Also, recent independent studies indicate that nuclear plants remain the most robust of industrial facilities, adequately protected against natural disasters and terrorist attacks, including direct land assaults and airplane crashes.

Ontario Electricity Spot Price (Monthly Weighted Average $/MWh)

Following market deregulation in May 2002, the average spot price was $56 per MWh for the year.


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Ontario Electricity Market Review

In Ontario, the retail and wholesale power markets were deregulated on May 1, 2002. Due to a number of factors, including an unusually hot, dry summer, spot power prices climbed to unexpectedly high levels. Prices in September averaged $83/megawatt hour (MWh) compared to an average price before deregulation of about $38/MWh. In response, the Ontario government froze retail market prices at $43/MWh until 2006 for smaller consumers.

Impact on Bruce Power

This has had no direct impact on spot prices in the wholesale electricity market into which Bruce Power sells its production. However, the level of activity in the forward wholesale market dramatically diminished for the duration of 2002 and early 2003. The government's reversal of policy has increased market uncertainty for Ontario generators like Bruce Power.

Update on Uranium Supplies

Inventory Drawdown Continues

Prior to 1985, uranium mine production exceeded reactor requirements due, in large part, to government incentive programs that anticipated rapid growth of nuclear generated electricity. The result was a build up of large inventories, both in the commercial and government sectors. Over the past 17 years, production has fallen short of annual requirements and a large portion of these inventories has been consumed.

The drawdown in 2002 of excess inventory held by western world utilities, producers, governments and others was estimated by Cameco to be in the order of 35 million pounds U_3O_8. Inventory drawdown in 2003 is expected to be somewhat lower than in 2002, reflecting increases in the US quota for HEU and world production, as noted below.

World Uranium Production Update

World production in 2002 was estimated at about 92 million pounds U_3O_8, down slightly from 2001. Western world production decreased 7% to about 69 million pounds, but is expected to increase to about 74 million pounds in 2003.

Russian Uranium from Highly Enriched Uranium (HEU)

As a result of a 1994 agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons-grade HEU is blended down in Russia to low enriched uranium (LEU) capable of being used in western world nuclear power plants. Cameco, together with three other companies, annually purchases an increasing quota of the uranium feed component of the Russian LEU and sells it to customers. Uranium not purchased is returned to Russia and held in a special stockpile for use in blending additional HEU or, to the extent the stockpile exceeds 58 million pounds U_3O_8, is sold. Cameco and its partners also have options to purchase uranium from this stockpile.

In 2002, all scheduled LEU deliveries (24 million pounds U_3O_8 equivalent) were received in the US from Russia. For the year, the aggregate US sales quota of uranium derived from Russian HEU was 10 million pounds and Cameco purchased its prescribed share. Russian HEU is a significant supply source expanding over the next six years to 12% of the western world market. Due to the decline in mine production, the weapons-derived uranium has become a necessary source of supply.

World Uranium Production

In 2002, Cameco's 16 million pounds of production represented 17% of the world's output. The company plans to produce more than 20 million pounds in 2003.



20%
33%
million lbs U_3O_8
Africa 15
Australia 18
US 3
Other 3
CIS/China 23
Canada 30
Total 92

Daily Gold Prices – 2002
($US/oz)

In response to higher gold prices, Kumtor Gold Company actively decreased its hedge positions in the latter part of 2002 to take advantage of higher spot market prices.



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Gold Market Review

Gold prices began the year at $277 (US) per ounce and ended 2002 significantly higher at $347 (US), a price not seen since April 1997. The average spot price for the year was $310 (US) per ounce.

Since the events of September 11, 2001, the gold price has trended upward with the spot price of gold above $300 (US) per ounce for most of 2002. A number of factors appear to be supporting the strengthening gold price, including ongoing global economic and geopolitical uncertainty, recent US dollar weakness, bearish financial markets, and reductions in producer hedging. These same factors have carried over to early 2003 and continue to influence gold market activity.

Significance to Cameco

Cameco's gold operating companies, KGC and AGR, hedge price risk for future gold sales. In the latter part of 2002, KGC actively decreased its gold hedge positions to take advantage of the higher spot market gold prices. For 2003, about 46% of Cameco's gold production is hedged at a price range of $302 (US) to $307 (US). If the price of gold maintains its current level, Cameco will be able to participate in upward price movements to the extent it is unhedged. Rising gold prices also increase the credit support required under KGC's hedge obligations. Cameco has agreed to provide credit support to the counterparties of KGC and AGR to mitigate the potential of default. At December 31, 2002, Cameco's maximum financial exposure under these support arrangements was $61 million (US). See note 25 to the consolidated financial statements. On the other hand, should the price of gold decline, Cameco could incur a lost opportunity due to less protection from hedge positions.

Business Risks

Risks and Uncertainties

The following discussion reviews a number of important risks which management believes could impact Cameco's business. There are other risks, not identified below, which currently, or may in the future, exist in the company's operating environment. For a discussion of these other risks, see the company's most recent annual information form filed on www.sedar.com and posted on www.cameco.com

Financial Risk

Cameco's financial condition is influenced by operational performance and by a number of market risks. The most significant of these are fluctuations in market prices and sales volumes of uranium, conversion, gold and electricity prices, foreign exchange rates and unit costs of production. Risk management strategies are employed to assist in identifying and mitigating these risks.

Uranium Prices

The company reduces its exposure to volatility in uranium prices by maintaining a long-term contract portfolio which is diversified by price mechanism, delivery date and customer. About 60% of Cameco's contract portfolio has been priced in relation to the spot market price in effect at or near the time of delivery. The remaining 40% has been sold at a fixed price (usually adjusted for inflation) over the term of the contract. The company's sensitivity to changes in the uranium spot price is noted in the outlook for 2003 section below.

Limited Number of Customers

Cameco relies on a small number of customers that purchase a significant portion of the company's uranium concentrates and conversion services. For example, Cameco's five largest customers are expected to account for 39% of the

Contingent Commitments and Guarantees
As at December 31, 2002

($ Cdn millions)	Total amounts committed
Contingent Commitments:	
Standby letters of credit[1]	209
Guarantees:	
KGC senior debt[2,4]	81
Gold hedge program[3,4,7]	96
Bruce Power investment[5,8]	7
Bruce Power guarantees[6,8]	84
Total commercial commitments	268

[1] The standby letters of credit maturing in 2003 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco's mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2] See note 18 to the consolidated financial statements.

[3] See note 24 to the consolidated financial statements.

[4] Denominated in US dollars. Converted to Canadian dollars at the year-end rate of 1.5796.

[5] Under its 15% partnership interest, Cameco agreed to invest up to $100 million in Bruce Power. To the end of 2002, Cameco had invested $93 million in the partnership.

[6] Under its 15% partnership interest, Cameco agreed to guarantee up to $102 million in respect of contingent obligations of Bruce Power and at the end of 2002, $84 million of such guarantees had been provided by Cameco. See note 19 to the consolidated financial statements.

[7] See discussion below under gold prices in the section titled Business Risks - Risks and Uncertainties.

[8] As noted elsewhere in this MD&A, Cameco acquired an increased interest in Bruce Power in February 2003 which increased its investment and contingent obligations.

Contractual Cash Obligations
As at December 31, 2002

($ Cdn millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	225	6	53	166	–
Unconditional product purchase obligations*	1,778	186	341	365	886
Total contractual cash obligations	2,003	192	394	531	886

* Denominated in US dollars. Converted to Canadian dollars at the year-end rate of 1.5796.

company's contracted supply of U_3O_8 for 2003 through 2005. This compares to 37% of the contracted supply of U_3O_8 for 2002 through 2004. The loss of any of these large customers, or any significant curtailment of purchases or lack of timely payments could have a material adverse effect on Cameco's financial performance.

Use of Derivatives

Cameco uses financial derivatives to mitigate market risks in connection with gold price and foreign exchange. A derivative is entered into as a hedge against specific economic and transactional exposures. However, derivatives bring with them an exposure to counterparty default*. As of December 31, 2002, Cameco's exposure is predominantly with counterparties that had credit ratings of A+ or higher. Accordingly, Cameco believes the risks of default are low and the benefits derived from using derivatives outweigh the risks.

Gold Prices

KGC and AGR hedge the price risk for future gold sales. At December 31, 2002, KGC had in place forward sales and option agreements on 769,400 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 22% of proven and probable reserves. Cameco's share of these hedging agreements was 456,500 ounces, consisting of 371,500 ounces in forward contracts, and a net position of 85,000 ounces in collars (matched puts and calls). These hedges are expected to yield average prices in the range of $310 (US) to $317 (US) per ounce.

As of December 31, 2002, Cameco agreed to provide credit support to a maximum of $70 (US) per ounce to the counterparties of KGC and AGR. Cameco's maximum financial exposure under these arrangements based on outstanding commitments was $61 million (US).

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2002, Cameco's share of deferred charges to be recognized in future years totalled $4 million (US). See note 25 to the consolidated financial statements.

Foreign Exchange Risk

The US/Canadian foreign exchange rate started the year at $1.5926 and averaged $1.5703 during the year. Most of the company's revenues are in US dollars with a majority of its costs in Canadian dollars. To reduce its currency risk, at December 31, 2002, Cameco had sold forward $499 million (US). These hedges are expected to yield an average exchange rate of $1.5870. The mark-to-market loss on these positions was $10 million (Cdn) at December 31, 2002, based on a year-end exchange rate of $1.5796.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2002, deferred charges to be recognized in future years totalled $12 million (Cdn).

Political Risk

The company has diversified its political risk internationally. The Kumtor gold mine is located in the Kyrgyz Republic, a country that was part of the former Soviet Union. The mine is the largest foreign investment in the country and represented about 9% of the country's gross domestic product, 47% of export earnings and 35% of total industrial production in 2001, the latest date for which information is available. The importance of Kumtor in relation to the rest of the Kyrgyz economy has meant that Kumtor has maintained a very high profile within the country. This level of attention is not without risk; however, it has also been of benefit in ensuring continued efficient operations.

Cameco also owns a 60% interest in Joint Venture Inkai (JVI) which is developing a uranium mine in the Republic of Kazakhstan. Through KazAtomProm, the Republic of Kazakhstan owns the remaining 40% of JVI. Cameco has agreed to provide funding of up to $40 million (US) to JVI for project development of which $16 million (US) has been funded to the end of 2002. Test mining was started in 2002 and will continue for most of 2003. To date, the Kazakhstan government has supported the project, but there is no assurance that such support will continue for the project's duration.

Cameco also owns a 56% interest in AGR, which owns 95% of the Boroo gold project in Mongolia. The mine is currently under construction. AGR's investment in Boroo may be exposed to adverse political developments that could affect the economics of the project. The Mongolian government has supported the project to date, but there is no assurance that this support will continue for the project's duration. Cameco's investment in these operations may be exposed to adverse political developments that could affect the economics of each operation. The company has made an assessment of the political risk associated with each of its foreign investments and has purchased political risk insurance to mitigate losses as deemed appropriate.

Operations Risk

The mining of uranium and gold and the conversion of uranium are subject to a number of risks including environmental spills, industrial accidents, and unexpected or uncontrolled events from geological conditions. At each operating site,

* Counterparty default means that the other party in a derivative contract is unable to perform its obligations at the time of contract maturity, resulting in the intended hedge being of no value. This concern is addressed by dealing with a variety of counterparties, ensuring they have high credit quality, and limiting the amount and duration of the exposure. A measure of default risk is the mark-to-market value of a hedge position. This value is the difference between the price at which a derivative contract was entered into and its current market value. A positive number indicates that the company has that amount of value at risk should its counterparties default. A negative number, such as the mark-to-market loss mentioned for gold and foreign exchange hedges, represents the amount of value Cameco would have to pay should the hedge position need to be settled immediately.

comprehensive programs in plant and equipment maintenance, quality assurance, environmental protection and worker safety have been implemented and oriented to manage operations risk. Emergency response plans are in place at each site.

At McArthur River, the mine's regulatory-approved capacity of 18.7 million pounds U_3O_8 per year (100% basis) was achieved in 2002. Based on experience, there is confidence that the mining method works effectively and that the operating risks are acceptable. However, the high ore grade, the critical need to control ground water and radiation exposure, as well as the innovative applications of technology employed, means that some measure of operating risk will continue throughout the life of the mine.

At Cigar Lake, technical challenges exist regarding ground water control, rock stability and radiation protection. In addition, the application of the unique jet boring mining method and the extended time to obtain construction and operating licences, are expected to delay commercial production into 2006. This combination of factors could have an adverse effect on Cameco's future results.

Environmental and Safety Risk

Cameco is subject not only to the normal worker health, safety and environmental risks associated with all mining and chemical processing, but also to additional risks uniquely associated with uranium mining, milling and conversion operations.

In 2001, to better manage these risks and to enhance its quality culture, Cameco embarked upon the design and implementation of an integrated quality management system (QMS). Program development continued in 2002. The QMS is to be fully implemented at Cameco's Canadian uranium sites by the end of 2004 and is based upon ISO 9001-2000 principles. The related program, to implement an environmental management system, also continued. In 2002, the company received ISO 14001 certification at its Blind River refining facility, the McArthur River mine and the Key Lake milling operation. The Port Hope conversion facility received this certification in 2000.

Also in conjunction with the QMS program, Cameco is introducing a new health and safety management system, based upon principles similar to those in the ISO series of quality assurance programs. For the year, on a combined basis, Cameco, its subsidiaries and long-term contractors achieved an accident frequency of 0.27 lost-time accidents per 200,000 person hours worked, which was up slightly from last year's best overall record of 0.22.

Regulators must approve the startup, continued operation and decommissioning of many of Cameco's facilities. These facilities are subject to numerous laws and regulations regarding safety and environmental matters and the management of hazardous wastes and materials. Significant economic value is dependent on the company's ability to obtain and renew licences necessary to operate. In 2002, the CNSC renewed the Port Hope and Blind River licences for five-year terms. The current two-year licences for the Canadian uranium mines will require renewal in 2003.

Cameco continues to face challenges from the burden of increasing regulatory demands and costs from the CNSC, Canadian Environmental Assessment Agency, and other federal and provincial regulators. In particular, the lead regulator, CNSC, intends to increase its fees charged to the nuclear industry, and is increasing the regulatory burden as a result of the implementation of the new Canadian Nuclear Safety Control Act. In addition the CNSC and Environment Canada are calling for more stringent environmental monitoring of uranium mining and milling. Operational changes are increasingly subject to regulatory approval which may include delays due to longer regulatory approval processes. These increasing requirements are expected to continue to result in creeping administration costs and some capital expenditures for compliance. As well, the complex regulatory approval process reduces the flexibility of the company to make operational changes in a timely fashion.

Insurance

Cameco purchases insurance to mitigate losses that may arise from certain liability and property risks. The cost of this insurance and the specific protection provided by the policies varies from year to year depending on conditions in the insurance market. In 2002, market conditions were difficult across all lines of insurance. This resulted in significantly increased premiums along with more restrictive policy terms and conditions.

Cameco believes that the insurance program it has in place continues to prudently address its major liability and property risk exposures.

The pit wall failure that occurred at the Kumtor mine site in July 2002 resulted in significant losses. The extent to which insurance coverage will apply to the damages suffered has yet to be fully determined with the insurers and is expected to take some time to resolve.

Uncertainty in the insurance market is expected to continue. As a result, the availability of certain types of coverage that Cameco has purchased in the past may be significantly reduced and/or the cost to acquire insurance may significantly increase.

Reclamation and Decommissioning

The company plans for the closure, reclamation and decommissioning of its operating sites. Decommissioning and reclamation costs may increase over time due to increasingly stringent regulatory requirements. At least bi-annually, Cameco estimates its total future decommissioning and reclamation costs for its operating assets. At the end of 2002, the estimate was $253 million. The majority of such expenditures are typically incurred at the end of the useful lives of the operations to which they relate and, therefore, only a very small percentage of the total estimated costs is expected to be incurred over the next five years. See note seven to the consolidated financial statements.

At the end of 2002, Cameco's accounting provision for future reclamation costs totalled $155 million. To provide financial assurances for these costs, Cameco has provided letters of credit (LOCs), where required. Cameco's LOCs totalled $209 million at the end of 2002, of which $205 million was related to reclamation and decommissioning activities.

In 2002, LOCs totalling $48 million were issued for the first time for the Port Hope and Blind River facilities, in conjunction with their CNSC re-licensing. Therefore, all North American operations now have in place letters of credit providing financial assurance that future reclamation activities will be performed. Beginning in mid-2001, the company has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are generally related to the licence renewal process previously described. Reclamation and decommissioning obligations represent unfunded liabilities of the company.

Electricity Business Risks

Through its interest in Bruce Power, Cameco is exposed to various business risks associated with the generation and marketing of electricity. The following discusses some, but not all, risks associated with this business.

In Ontario, political risk results from uncertainty over the future direction of government energy policies. This risk was amplified in late 2002 when the Ontario government abandoned the deregulation of the retail electricity market. Thus far, the wholesale market remains unregulated, but there can be no assurance that this will continue. Political risk is beyond the control of Bruce Power.

Of the remaining risks, the most significant is directly related to the operating performance of Bruce Power's generating assets. Bruce Power manages this risk through preventive maintenance to improve overall equipment reliability, by adopting simple operational processes and by improving employee performance at all levels.

Another category of risk is electricity price. Bruce Power has mitigated this risk by entering into long-term, fixed-price supply contracts with reliable customers for the delivery of a significant portion of its annual generation. Electricity generated, but not covered by such contracts, is sold on the wholesale spot market and is subject to prices in effect at the time of delivery.

Most long-term supply agreements obligate Bruce Power to deliver electricity at a predetermined contractual price. Credit risk arises from these contracts. On the one hand, the counterparty must have the financial resources to take delivery and pay for contracted electricity. On the other hand, if quoted forward market prices exceed contracted prices, then the counterparty has the right, in most cases, to request financial assurance to mitigate the possibility that Bruce Power does not deliver the electricity as contracted. In such circumstances, Cameco's contingent obligations may increase if it is called upon to guarantee its share of Bruce Power's obligation. To maintain the economic benefit of the electricity supply contracts, Cameco and its partners must have the financial ability to address this credit risk.

A final risk category relates to the transmission grid. The ability of Bruce Power to deliver electricity to its customers is dependent on the provincial transmission grid, owned and maintained by Hydro One, an Ontario provincial Crown corporation. Any adverse conditions such as severe weather or inadequate maintenance that results in unreliable performance by the grid could cause significant financial loss to Bruce Power. Transmission grid risks are beyond Bruce Power's control.

The Future

Outlook for 2003

Total mine production is expected to rise to 20.9 million pounds U_3O_8, up 5.0 million pounds over 2002 levels, due largely to a full year's operation at Rabbit Lake.

At McArthur River/Key Lake, production of 13.0 million pounds U_3O_8 is planned for 2003. McArthur River high-grade ore will continue to be blended with special waste rock at Key Lake to achieve an average mill feed of approximately 4% U_3O_8.

At Rabbit Lake, the Eagle Point underground mine is expected to produce 6.0 million pounds in 2003, from its remaining reserves of about 17.6 million pounds U_3O_8. Prospects for additional reserves are being explored both from the surface as well as underground, where extensions to known ore have been identified.

In the US ISL operations, the Smith Ranch and Highland mines, which merged operations during 2002, have planned production of 1.1 million pounds while Crow Butte is expected to package 0.8 million pounds in 2003. At the Inkai

Uranium Production Outlook

(Cameco's share 000 lbs U_3O_8)

	2003 Plan	2002 Actual
McArthur River/Key Lake	13,000	13,095
Rabbit Lake	6,000	1,143
Smith Ranch/Highland	1,100	887
Crow Butte	800	768
Total	20,900	15,893

development project in Kazakhstan, nominal production is expected as test mining continues through 2003.

Uranium Market

In 2002, long-term contracting in the western world market is reported to have been approximately 70 million pounds. In 2003, long-term market demand is expected to be similar to 2002.

Uranium Revenue and Margins

In 2003, Cameco's uranium revenue is expected to rise nominally over the 2002 level as the result of a modest improvement in price. Although market prices have risen over the past two years, Cameco expects its average realized price will increase by only 2% in 2003. For scheduled deliveries in 2003, about 60% of Cameco's long-term contracts contain pricing terms that reference the spot price at or near the time of delivery. The remaining 40% of the contracts include fixed pricing (usually adjusted for inflation). In 2003, the average price realized from these fixed-price contracts is expected to be lower than in 2002 due to the expiration of more favourably priced contracts. At approximately 20% of western world requirements, Cameco's sales volumes are projected to be similar to those for 2002. As well, uranium margins are expected to be similar to 2002.

For 2003 deliveries, a $1.00 (US) change in the U_3O_8 spot price from current levels would change revenue by about $27 million (Cdn), net earnings by about $15 million (Cdn) and cash flow by about $21 million (Cdn).

Conversion Business

At Port Hope, conversion production is expected to be about 12,200 tonnes, similar to 2002.

Revenue from the conversion business is likely to be slightly lower than in 2002 as a change in the mix of contracts is expected to result in a decline in realized price and lower profit margins.

Electricity Business (Bruce Power)

Acquisition of Additional Interest

As previously discussed, Cameco and its new partners completed the acquisition of British Energy's interest in Bruce Power on February 14, 2003.

Bruce A Restart

An important milestone in the Bruce A restart program was achieved in early January 2003 when Bruce Power's environmental assessment report was accepted by the CNSC. The final hearing on the Bruce A restart program was held February 26. Bruce Power expected to receive regulatory approval to operate units 3 and 4 possibly by the end of March.

On January 14, 2003, Bruce Power received permission from the CNSC to begin refuelling unit 4. The refuelling of unit 4 is now complete and fuelling of unit 3 is expected to begin in early April. The overall project remains on schedule for the restart of unit 4 in April and unit 3 in June 2003.

Operations

For the year, an average Bruce Power site-capacity factor of about 88% is planned, slightly below the long-term target of over 90%.

Capital Expenditures

In 2003, Bruce Power's capital expenditure program, excluding the Bruce A restart, is expected to total about $165 million. In addition to sustaining capital expenditures of about $15 million annually per reactor, the main projects, which were in Bruce Power's original business plan, include:

- a project to uprate the capacity of the B reactors (approximate annual expenditures in millions for 2003 to 2005: $15, $185, and $100), and
- the completion of the Bruce B environmental qualification program (to be completed in 2003 at an estimated expenditure of $30 million).

Over the next three years, annual capital expenditures, excluding the Bruce A restart program, are expected to average about $245 million.

Bruce Power's internal cash flow is expected to be sufficient to fund its 2003 capital programs including the restart of two Bruce A reactors.

Gold Business

Acquisition of Additional Interest

As discussed above, Cameco and the Kyrgyz government are involved in discussions to restructure the various interests in KGC.

For 2003, production at Kumtor is expected to be 670,000 ounces (Cameco's share is one-third), with 35% of the production anticipated to occur in the first half of the year. This represents a 25% increase over 2002 due to an increase in average ore grade to 5.4 grams per tonne. The improvement in the grade assumes access to the high-grade ore buried when the pit wall failed in July 2002. The unit

Capital and Development Expenditures*

(Cameco's share in $ millions)

	Planned 2003	Actual 2002
Sustaining Capital		
Uranium and conversion	47	26
Gold	5	4
Other	13	10
Total Sustaining	**65**	**40**
Development		
Uranium	12	14
Gold	70	24
Other	4	–
Capitalized Interest	11	12
Total Development	**97**	**50**
Total	**162**	**90**

*On its 31.6% interest, Cameco's share of Bruce Power's 2003 capital expenditures program is $52 million.

cash cost is expected to decline from the 2002 average by about 15% to $180 (US) per ounce due to the higher production volume. A change of $10 (US) per ounce in the spot market price for gold from the year-end price of $347 (US) would change Cameco's one-third share of revenue by about $2 million (Cdn).

At Boroo, mine construction is proceeding at a slower than expected pace with some construction and procurement activities behind schedule. Development cost to commercial production is estimated to be $63 million (US), an increase from the original estimate of $40 million (US). About half of the increase relates to a change in the operating plan from a contractor-supplied mine equipment fleet to one where AGR purchases the fleet. Therefore mine operating costs are expected to be lower. The remainder of the capital cost increase is due to improvements in the processing facilities. To the end of January 2003 about 40% of the budget was spent which was funded by Cameco. The remaining development costs will be funded internally or possibly with funds raised through an equity offering if Cameco's gold business becomes publicly traded.

The project schedule is under review and commercial production is expected in early 2004.

Tax Rate

Cameco's effective tax rate is expected to be in the 30% to 35% range in 2003.

Capital Expenditures

In 2003, total capital expenditures, excluding the additional investment in Bruce Power, are expected to amount to $162 million, an increase of $72 million over 2002. In 2003, most site-sustaining capital expenditures are expected to be higher than normal due to mill modifications at Key Lake, the acquisition of Smith Ranch, and the volume of projects at Fuel Services.

For development projects, Cameco's share of expenditures at Cigar Lake is estimated at $9 million. CNSC approval of the construction licence is not expected before October 2003. After receipt of the licence, the partners are expected to make a decision on when to proceed with mine development.

At Inkai, reserve data collection and analysis and test mining are expected to continue through most of the year. A feasibility study has begun and is expected to be completed by the end of 2003.

First Quarter of 2003

Earnings from the uranium and conversion segments are projected to show an improvement over the first quarter of 2002 due to higher realized prices. As well, earnings from Bruce Power are expected to be higher than in the first quarter of 2002 due to increased output and improved prices along with an increased ownership interest. On the other hand, earnings from the gold business are projected to decline, compared to the same quarter in 2002, due to lower production. Consolidated earnings for the first quarter of 2003 are expected to be higher than those recorded in the same period last year.

Liquidity

During 2003, the company's operating and capital expenditure programs, the additional investment in Bruce Power and the company's growth strategy are expected to be funded by internal cash flow and the company's existing debt capacity. There are no requirements foreseen at this time that cannot be met by these sources.

Supplementary Information

Critical Accounting Policies

Cameco prepares its consolidated financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the

Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting policies reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.

Significant decommissioning activities are often not undertaken until substantial completion of the useful lives of productive assets. Future decommissioning and reclamation costs are estimated and accrued using the unit of production method so that the estimated future liability will be fully provided when decommissioning and reclamation activities are undertaken. Regulatory requirements and alternatives with respect to decommissioning and reclamation activities are subject to change over time. The amount of reclamation charged to earnings is also dependent upon estimated recoverable reserves. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount of reclamation charged to earnings.

If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective over time.

Caution Regarding Forward-Looking Information

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Nuclear Power - Clean and Reliable

World Nuclear Reactors

Nuclear Energy accounts for 16% of the world's electricity generation.

	Reactors in Operation (as of 12/02)	Reactors under Construction (as of 12/02)	Nuclear Electricity (%) (as of 12/01)
Argentina	2	0	8.2
Armenia	1	0	35.0
Belgium	7	0	58.0
Brazil	2	0	4.3
Bulgaria	6	0	42.0
Canada	14	6	13.0
China	7	4	1.1
Czech Republic	5	1	20.0
Finland	4	0	31.0
France	59	0	77.0
Germany	19	0	31.0
Hungary	4	0	39.0
India	14	8	3.7
Iran	0	1	0.0
Japan	54	3	34.0
Korea (North)	0	1	0.0
Korea (South)	17	3	39.0
Lithuania	2	0	78.0
Mexico	2	0	3.7
Netherlands	1	0	4.2
Pakistan	2	0	2.9
Romania	1	0	11.0
Russia	30	3	15.0
Slovak Rep.	6	2	53.0
Slovenia	1	0	39.0
South Africa	2	0	6.7
Spain	9	0	29.0
Sweden	11	0	44.0
Switzerland	5	0	36.0
Taiwan	6	2	22.0
Ukraine	13	0	46.0
United Kingdom	31	0	23.0
United States	104	0	20.0
World	**441**	**34**	**16.0**

Source: World Nuclear Association

Nuclear Advantage

Powerful Pellet



A typical pellet of uranium weighs about 7 grams (0.24 ounces). It contains as much energy as...



3.5 barrels of oil or...



17,000 cubic feet of natural gas, or...



1,780 pounds of coal.

Source: Nuclear Energy Institute

Clean Energy

Operating a 1,000 MWe electric generating plant for one hour produces 1,000 megawatt hours (or 1 million kilowatt hours) of electricity. It also produces emissions released into the air:

- 265 tonnes of carbon if it is coal-fired
- 220 tonnes of carbon if it is oil-fired
- 150 tonnes of carbon if it is gas-fired

No carbon emissions if it is nuclear

Source: Nuclear Energy Institute

To convert carbon units to carbon dioxide units, multiply by 3.667

Mineral Reserves & Resources

Cameco's future is secured by more than 500 million pounds of proven and probable reserves.

Note: The terms used to describe the classes of mineralization are defined on page 73

Uranium Reserves

As of December 31, 2002	Tonnes (thousands)	Grade (% U_3O_8)	Total (million lbs U_3O_8)	Cameco's Share (million lbs U_3O_8)	Mining Method[1]
Proven					
Cigar Lake	497.0	20.67	226.3	113.2	UG
Crow Butte	–	–	5.3	5.3	ISL
Gas Hills	–	–	8.3	8.3	ISL
Highland	–	–	3.0	3.0	ISL
Key Lake	62.0	0.52	0.7	0.6	OP
McArthur River	850.7	23.70	444.6	310.3	UG
Peach	–	–	3.2	3.2	ISL
Rabbit Lake	637.0	1.25	17.6	17.6	UG
Ruby Ranch	–	–	2.9	2.9	ISL
Smith Ranch	–	–	6.7	6.7	ISL
Total Proven Reserves			718.6	471.1[2]	
Probable					
Cigar Lake	54.0	4.41	5.2	2.6	UG
Crow Butte	–	–	1.8	1.8	ISL
Gas Hills	–	–	5.2	5.2	ISL
Highland	–	–	5.1	5.1	ISL
McArthur River	36.0	15.24	12.1	8.4	UG
North Butte/Brown Ranch	–	–	9.7	9.7	ISL
Peach	–	–	3.8	3.8	ISL
Ruby Ranch	–	–	1.4	1.4	ISL
Smith Ranch	–	–	13.7	13.7	ISL
Total Probable Reserves			58.0	51.7	
Total Proven & Probable Reserves			776.6	522.8	

[1] Mining Method: OP–open pit, UG–underground, ISL–in situ leaching.

[2] Approximately 2,086,000 pounds of U_3O_8 with an average grade of 0.79% U_3O_8 are contained in broken ore stockpiled on surface at the Key Lake, McArthur River and Rabbit Lake sites.

World's largest, highest grade uranium deposits

	Total Proven & Probable Reserves (million lbs U_3O_8)	Average Grade (% U_3O_8)
Cigar Lake	231.5	19.07
McArthur River	456.7	23.36
Total	**688.2**	**21.72**

Gold Reserves

As of December 31, 2002	Tonnes (thousands)	Grade (g/t Au)	Grade (oz/T Au)	Total (thousand oz Au)	Cameco's Share (thousand oz Au)	Mining Method[1]
Proven						
Kumtor Gold	24,519	4.29	0.13	3,383	1,127	OP
Total Proven Reserves	24,519	4.29	0.13	3,383	1,127[2]	
Probable						
Boroo	9,364	3.76	0.11	1,132	606	OP
Kumtor Gold	631	3.58	0.10	73	24	OP
Total Probable Reserves	9,995	3.75	0.11	1,205	630	
Total Reserves	34,514	4.13	0.12	4,588	1,757	

[1] Mining Method: OP–open pit, UG–underground, ISL–in situ leaching.

[2] Approximately 27,000 ounces of gold with an average grade of 2.59 g/t (0.08 oz/T) are contained in broken ore stockpiled on surface at the Kumtor minesite.

Uranium Resources

As of December 31, 2002	Tonnes (thousands)	Grade (% U_3O_8)	Total (million lbs U_3O_8)	Cameco's Share (million lbs U_3O_8)	Mining Method[1]
Measured					
Gas Hills	–	–	3.7	3.7	ISL
Highland	–	–	2.2	2.2	ISL
Inkai	–	–	13.7	8.2	ISL
McArthur River	13.5	5.36	1.6	1.1	UG
Peach	–	–	1.0	1.0	ISL
Reynolds Ranch	–	–	2.6	2.6	ISL
Ruby Ranch	–	–	0.9	0.9	ISL
Shirley Basin	–	–	0.3	0.3	ISL
Smith Ranch	–	–	1.3	1.3	ISL
Total Measured Resources			27.3	21.3	
Indicated					
Crow Butte	–	–	8.5	8.5	ISL
Dawn Lake	347.0	1.69	12.9	7.4	OP+UG
Gas Hills	–	–	2.4	2.4	ISL
Highland	–	–	3.0	3.0	ISL
Inkai	–	–	81.4	48.9	ISL
McArthur River	519.5	9.59	109.9	76.7	UG
North Butte/Brown Ranch	–	–	5.6	5.6	ISL
Northwest Unit	–	–	2.3	2.3	ISL
Peach	–	–	1.6	1.6	ISL
Rabbit Lake	103.0	0.88	2.0	2.0	UG
Reynolds Ranch	–	–	7.8	7.8	ISL
Ruby Ranch	–	–	0.6	0.6	ISL
Ruth	–	–	2.1	2.1	ISL
Shirley Basin	–	–	4.1	4.1	ISL
Smith Ranch	–	–	0.1	0.1	ISL
Total Indicated Resources			244.3	173.1	
Total Measured & Indicated Resources			271.6	194.4	
Inferred					
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	–	–	7.3	7.3	ISL
Highland	–	–	2.0	2.0	ISL
Inkai	–	–	284.2	170.5	ISL
North Butte/Brown Ranch	–	–	1.4	1.4	ISL
Northwest Unit	–	–	1.1	1.1	ISL
Reynolds Ranch	–	–	7.4	7.4	ISL
Shirley Basin	–	–	1.1	1.1	ISL
Smith Ranch	–	–	4.3	4.3	ISL
Total Inferred Resources			427.0	254.2	

[1] *Mining Method: OP–open pit, UG–underground, ISL–in situ leaching.*

Gold Resources

As of December 31, 2002	Tonnes (thousands)	Grade (g/t Au)	Grade (oz/T Au)	Total (thousand oz Au)	Cameco's Share (thousand oz Au)	Mining Method[1]
Indicated						
Boroo	7,017	1.95	0.06	440	236	OP
Total Indicated Resources	7,017	1.95	0.06	440	236	
Inferred						
Boroo	5,214	3.67	0.11	609	326	OP
Kumtor Gold	10,367	5.45	0.16	1,818	606	OP+UG
Total Inferred Resources	15,581	4.84	0.14	2,427	932	

[1] *Mining Method: OP–open pit, UG–underground, ISL–in situ leaching.*

resilient

Cameco continues to demonstrate **financial strength**.

Index

Report of Management's Accountability

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

Management is also responsible for the information disclosed in the management's discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

The integrity and reliability of Cameco's reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and appropriate delegation of authority and division of responsibilities. Internal accounting controls are monitored by the internal auditor. Cameco's code of ethics, which is communicated to all levels in the organization, requires employees to maintain high standards in their conduct of the corporation's affairs.

Our shareholders' independent auditors, KPMG LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders' auditors, and management's discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by David M. Petroff

Senior Vice-President, Finance and Administration
and Chief Financial Officer

February 14, 2003

Auditor's Report

To the Shareholders of Cameco Corporation

We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2002 and 2001 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Original signed by KPMG LLP

Chartered Accountants
Saskatoon, Canada

February 11, 2003, except as to note 19(c) which is as of February 14, 2003

Consolidated Balance Sheets

As at December 31	2002	2001
		(Thousands)
Assets		
Current assets		
Cash	$ 58,096	$ 33,737
Accounts receivable	186,369	255,963
Inventories [note 3]	339,684	354,384
Supplies and prepaid expenses	45,731	44,574
Current portion of long-term receivables, investments and other [note 5]	20,163	30,304
	650,043	718,962
Property, plant and equipment [note 4]	2,037,613	1,994,424
Long-term receivables, investments and other [note 5]	257,523	233,961
Total assets	$ 2,945,179	$ 2,947,347
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 131,932	$ 108,096
Dividends payable	6,998	6,959
Current portion of long-term debt [note 6]	6,318	26,189
Current portion of other liabilities [note 8]	16,931	4,182
Future income taxes [note 15]	9,198	21,311
	171,377	166,737
Long-term debt [note 6]	218,290	327,773
Provision for reclamation [note 7]	155,036	139,583
Other liabilities [note 8]	9,523	9,787
Future income taxes [note 15]	522,979	480,520
	1,077,205	1,124,400
Minority interest	18,078	–
Shareholders' equity		
Preferred securities [note 9]	193,763	195,229
Share capital [note 10]	680,934	670,031
Contributed surplus	472,488	472,488
Retained earnings	483,658	465,420
Cumulative translation account [note 11]	19,053	19,779
	1,849,896	1,822,947
Total liabilities and shareholders' equity	$ 2,945,179	$ 2,947,347

Commitments and contingencies [notes 6, 7, 18, 19, 24, 25]
See accompanying notes to consolidated financial statements.

Approved by the board of directors

Original signed by Gerald W. Grandey and Nancy E. Hopkins

Consolidated Statements of Earnings (Loss)

For the year ended December 31	2002	2001 (Thousands)	2000
Revenue from			
Products and services	$ 748,334	$ 700,839	$ 688,940
Expenses			
Products and services sold	486,155	422,067	413,880
Depreciation, depletion and reclamation	112,755	129,387	117,005
Administration	41,693	36,644	38,232
Exploration	21,532	18,203	20,804
Research and development	2,257	2,097	2,452
Interest and other [note 12]	(1,957)	(2,366)	(5,657)
Gain on property interests [note 23]	(2,670)	–	–
Writedown of mineral properties [note 4]	–	–	127,738
Provision for waste disposal [note 13]	–	–	20,218
	659,765	606,032	734,672
Earnings (loss) from operations	88,569	94,807	(45,732)
Earnings from Bruce Power	15,769	12,167	–
Other income (expenses) [note 14]	(878)	590	1,896
Earnings (loss) before income taxes and minority interest	103,460	107,564	(43,836)
Income tax expense [note 15]	48,871	42,343	34,501
Minority interest	(871)	–	–
Net earnings (loss)	55,460	65,221	(78,337)
Preferred securities charges, net of tax [note 9]	9,340	9,325	8,880
Net earnings (loss) attributable to common shares	$ 46,120	$ 55,896	($87,217)
Basic earnings (loss) per common share [note 26]	$ 0.83	$ 1.01	$ (1.57)
Diluted earnings (loss) per common share [note 26]	$ 0.83	$ 1.01	$ (1.57)

Consolidated Statements of Retained Earnings

For the year ended December 31	2002	2001 (Thousands)	2000
Retained earnings at beginning of year	$ 465,420	$ 437,328	$ 552,154
Net earnings (loss)	55,460	65,221	(78,337)
Dividends on common shares	(27,882)	(27,804)	(27,609)
Preferred securities charges, net of tax [note 9]	(9,340)	(9,325)	(8,880)
Retained earnings at end of year	$ 483,658	$ 465,420	$ 437,328

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the year ended December 31	2002	2001	2000
		(Thousands)	
Operating activities			
Net earnings (loss)	$ 55,460	$ 65,221	$ (78,337)
Items not requiring (providing) cash:			
Depreciation, depletion and reclamation	112,755	129,387	117,005
Provision for future taxes [note 15]	38,602	32,757	29,961
Deferred charges (revenue) recognized	1,375	(10,373)	(15,727)
Earnings from Bruce Power [note 19]	(15,769)	(12,167)	–
Equity in (earnings) loss from associated companies [note 14]	1,083	–	–
Gain on property interests [note 23]	(2,670)	–	–
Writedown of mineral properties [note 4]	–	–	127,738
Provision for waste disposal [note 13]	–	–	20,218
Minority interest	(871)	–	–
Other operating items [note 16]	60,877	(88,578)	23,447
Cash provided by operations [note 26]	**250,842**	**116,247**	**224,305**
Investing activities			
Additions to property, plant and equipment	(90,226)	(58,275)	(94,977)
Increase in long-term receivables, investments and other	(42,597)	(94,808)	(991)
Decrease in long-term receivables, investments and other	58,296	21,963	10,601
Proceeds on sale of property, plant and equipment	101	403	246
Cash used in investing	**(74,426)**	**(130,717)**	**(85,121)**
Financing activities			
Decrease in debt	(130,295)	(25,485)	(61,561)
Increase in debt	1,379	79,932	–
Restricted cash	11,138	409	79
Issue of shares, net of issue costs	10,903	5,208	911
Shares repurchased	–	–	(46,484)
Preferred securities charges	(17,238)	(17,268)	(16,445)
Dividends	(27,944)	(27,720)	(28,022)
Cash provided by (used in) financing	**(152,057)**	**15,076**	**(151,522)**
Increase (decrease) in cash during the year	24,359	606	(12,338)
Cash at beginning of year	33,737	33,131	45,469
Cash at end of year	**$ 58,096**	**$ 33,737**	**$ 33,131**
Supplemental cash flow disclosure			
Interest paid	$ 16,572	$ 22,860	$ 28,601
Income taxes paid	$ 5,309	$ 3,916	$ 4,316

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, Cameco or the company) are primarily engaged in the exploration for and the development, mining, refining and conversion of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has an interest in the Bruce Power electrical generation plant in Ontario. Cameco is also involved in the exploration for and the development, mining and sale of gold.

2. Accounting Policies

A summary of significant accounting policies follows the notes to the consolidated financial statements.

3. Inventories

	2002	2001
	(Thousands)	
Uranium		
Concentrate	$ 284,052	$ 305,252
Broken ore	8,586	5,360
	292,638	310,612
Conversion	39,097	31,946
Gold		
Broken ore	4,189	8,368
Finished	3,760	3,458
	7,949	11,826
Total	$ 339,684	$ 354,384

4. Property, Plant and Equipment

	Cost	Accumulated Depreciation and Depletion	2002 Net	2001 Net
			(Thousands)	
Uranium				
Mining	$ 2,302,475	$ 892,652	$ 1,409,823	$ 1,436,057
Development	347,206	–	347,206	314,602
Conversion	250,862	124,577	126,285	126,898
Gold				
Mining	229,612	146,071	83,541	96,999
Development	55,384	–	55,384	3,916
Other	47,038	31,664	15,374	15,952
Total	$ 3,232,577	$ 1,194,964	$ 2,037,613	$ 1,994,424

In 2000, as a result of depressed uranium prices, Cameco recorded a writedown of $127,738,000 relating to certain of its in situ leach mining assets located in the United States. The amount of the writedown was determined based on estimated future net cash flows and uranium price forecasts.

5. Long-Term Receivables, Investments and Other

	2002	2001
	(Thousands)	
Kumtor Gold Company		
Subordinated loan – principal [note 18]	$ 64,276	$ 80,307
Subordinated loan – interest	292	501
Restricted cash – debt reserve	489	11,723
Investments in associated companies		
Investment in Technology Commercialization International, Inc.	4,017	4,703
Investment in UEX Corporation	3,455	–
Portfolio investments		
Energy Resources of Australia Ltd. (market $18,688)	17,564	17,564
General Hydrogen Corporation	6,323	–
Interest in Bruce Power L.P. [note 19]	130,218	81,416
Deferred charges	17,808	31,642
Advances receivable	22,704	23,593
Accrued pension benefit asset [note 22]	1,817	3,094
Other	8,723	9,722
	277,686	264,265
Less current portion	(20,163)	(30,304)
Net	$ 257,523	$ 233,961

The security agreement between Kumtor Gold Company (KGC) and its senior debt lenders requires that in order to make certain payments to shareholders and subordinated lenders, funds sufficient to meet those senior debt principal and interest payments scheduled to occur over the ensuing six months to be held in a debt reserve account until paid.

6. Long-Term Debt

	2002	2001
	(Thousands)	
Debentures	$ 149,079	$ 148, 830
Commercial paper	24,455	145,498
Kumtor Gold Company [note 18]		
Senior debt	40,543	49,017
Subordinated debt	10,531	10,617
	224,608	353,962
Less current portion	(6,318)	(26,189)
Net	$ 218,290	$ 327,773

Cameco has $50,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 7.0% per annum and will mature July 6, 2006. Cameco also has $100,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and will mature July 12, 2006.

Cameco has a $200,000,000 three-year unsecured revolving credit facility that is available until December 4, 2005 and a $225,000,000 364-day unsecured revolving credit facility with a two-year term-out option. Cameco may also borrow directly from investors by issuing commercial paper. Commercial paper outstanding at December 31, 2002 was $15,482,000 (US) (2001 - $62,945,000 (Cdn) and $51,836,000 (US)) and bears interest at an average rate of 1.4% (2001 - 2.1%). These amounts are classified as long-term debt up to the limit available under the revolving credit facility.

Cameco has $293,638,000 ($143,800,000 (Cdn) and $94,858,000 (US)) in letter of credit facilities. Outstanding letters of credit at December 31, 2002 amounted to $208,975,000 (2001 - $147,454,000). The majority of the letters of credit relate to future reclamation and decommissioning liabilities [note 7].

The table below represents currently scheduled maturities of long-term debt over the next five years including Cameco's one-third share of Kumtor Gold Company principal repayments on debt.

	(Thousands)
2003	$ 6,318
2004	12,637
2005	39,724
2006	163,296
2007	2,633
Total	$ 224,608

Cameco has guaranteed the repayment of KGC senior debt [note 18]. Cameco's contingent obligation under this guarantee exceeds the amount included in the Cameco long-term debt as at December 31, 2002 by $81,086,000 (2001 - $98,034,000).

7. Provision for Reclamation

	2002	2001
	(Thousands)	
Uranium	$ 70,244	$ 55,429
Conversion	72,682	73,601
Gold	12,110	10,553
Total	$ 155,036	$ 139,583

Cameco's estimates of decommissioning and reclamation costs are based on reclamation standards which meet or exceed regulatory requirements and are stated in current dollars. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $253,000,000. These estimates are formally reviewed by Cameco technical personnel at least every two years or more frequently as required by regulatory agencies. These costs are accrued and charged to operations using the unit-of-production method so that the estimated future liability will be fully provided when decommissioning and reclamation activities are undertaken. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $204,823,000 in the form of letters of credit to satisfy current regulatory requirements.

8. Other Liabilities

	2002	2001
	(Thousands)	
Borrowed product	$ 12,952	$ -
Accrued post-retirement benefit liability [note 22]	4,092	3,809
Deferred revenue	2,102	2,848
Other	7,308	7,312
	26,454	13,969
Less current portion	(16,931)	(4,182)
Net	$ 9,523	$ 9,787

9. Preferred Securities

Cameco issued $125,000,000 (US), 8.75% preferred securities in denominations of $25 (US) each due September 30, 2047, accruing interest from the date of issuance payable quarterly commencing December 31, 1998.

The preferred securities are redeemable, at the option of Cameco, in whole or in part at any time on or after October 14, 2003, at a redemption price equal to 100% of the principal amount of the preferred securities to be redeemed plus any accrued and unpaid interest thereon to the date of redemption.

The principal amounts of the preferred securities, net of after-tax issue costs of $4,330,000 (Cdn) have been classified as equity, and interest payments on an after-tax basis are classified as distributions of equity, as Cameco has the unrestricted ability to settle its obligations by delivering common shares of Cameco.

10. Share Capital

Authorized share capital:

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of voting common shares, and
One Class B share

(a) Common Shares

Number Issued	2002	2001	2000
		(Number of Shares)	
Beginning of year	55,671,440	55,512,440	57,238,469
Issued:			
Shares repurchased	–	–	(2,350,101)
Share savings plan	–	–	607,072
Stock option plan [note 20]	314,433	159,000	17,000
Issued share capital	55,985,873	55,671,440	55,512,440

Amount	2002	2001	2000
		(Thousands)	
Beginning of year	$ 676,404	$ 672,487	$ 693,560
Issued:			
Shares repurchased	–	–	(28,201)
Share savings plan	–	–	6,830
Stock option plan [note 20]	9,087	3,917	298
Issued share capital	685,491	676,404	672,487
Less loans receivable [note 20]	(4,557)	(6,373)	(6,836)
End of year	$ 680,934	$ 670,031	$ 665,651

Shares repurchased relate to an open market share repurchase program for a one-year period ending September 28, 2000. The difference of $18,283,000 between the share repurchase price and the book value of the Cameco shares acquired during 2000 has been charged to contributed surplus.

On December 31, 1990, Cameco issued 10-year, 11% redeemable and exchangeable bonds registered to subscribing employees under a share savings plan. The plan matured in 2000 and all outstanding bonds were exchanged for Cameco shares or redeemed.

(b) Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

11. Cumulative Translation Account

The balance of $19,053,000 (2001 - $19,779,000) represents the cumulative unrealized net exchange gain on Cameco's net investments in foreign operations, and on the foreign currency debt and preferred securities designated as hedges of the net investments.

12. Interest and Other

	2002	2001	2000
		(Thousands)	
Interest on long-term debt	$ 14,478	$ 20,116	$ 26,521
Other interest and financing charges	2,039	1,616	1,792
Interest income	(6,842)	(10,773)	(15,903)
Foreign exchange gains	(1,648)	(791)	(2,279)
Mark-to-market loss	1,811	–	–
Capitalized interest	(11,795)	(12,534)	(15,788)
Net	$ (1,957)	$ (2,366)	$ (5,657)

As a result of the Kumtor pit wall failure, certain gold contracts designated as hedges of Kumtor's gold production were no longer effective. Mark-to-market losses on these contracts have been expensed.

13. Provision for Waste Disposal

The terms of the agreement to transfer assets from Canada Eldor Inc. to Cameco on October 5, 1988 included a formula for sharing any future costs related to certain specified wastes accumulated by Canada Eldor Inc. and transferred to Cameco.

In 2000, an agreement was reached between the government of Canada and the communities of Port Hope, Hope Township and Clarington for the cleanup, storage and long-term management of certain specified wastes covered under the agreement. Accordingly, Cameco recognized a liability of $20,218,000 representing its maximum remaining obligation.

14. Other Income (Expenses)

	2002	2001	2000
		(Thousands)	
Dividends on portfolio investments	$ 205	$ 590	$ 1,896
Equity in earnings (loss) of associated companies	(1,083)	–	–
Net	$ (878)	$ 590	$ 1,896

15. Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2002	2001
	(Thousands)	
Assets		
Property, plant and equipment	$ 52,638	$ 40,718
Provision for reclamation	52,464	47,000
Foreign exploration and development	27,771	26,120
Other	4,634	4,989
Future income tax assets before valuation allowance	137,507	118,827
Valuation allowance	(69,505)	(45,790)
Future income tax assets, net of valuation allowance	$ 68,002	$ 73,037
Liabilities		
Property, plant and equipment	$ 584,321	$ 544,957
Inventories	9,198	21,311
Long-term investments	6,660	8,600
Future income tax liabilities	$ 600,179	$ 574,868
Net future income tax liabilities	$ 532,177	$ 501,831
Less current portion	(9,198)	(21,311)
	$ 522,979	$ 480,520

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2002	2001	2000
		(Thousands)	
Earnings (loss) before income taxes and minority interest	$ 103,460	$ 107,564	$ (43,836)
Combined federal and provincial tax rate	45.4%	45.5%	45.6%
Computed income tax expense (recovery)	46,971	48,942	(20,000)
Increase (decrease) in taxes resulting from:			
Provincial royalties and other taxes	8,883	10,212	13,959
Federal resource allowance	(5,918)	(6,710)	(10,152)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(7,379)	(12,895)	(9,045)
Writedown of mineral properties	–	–	52,003
Large corporations and other taxes	4,521	4,558	5,303
Other	1,793	(1,764)	2,433
Income tax expense	$ 48,871	$ 42,343	$ 34,501

	2002	2001	2000
		(Thousands)	
Current income taxes			
Canada	$ 7,895	$ 7,704	$ 3,552
Other	2,374	1,882	988
	$ 10,269	$ 9,586	$ 4,540
Future income taxes (recovery)			
Canada	$ 39,419	$ 31,047	$ 33,301
United States	–	–	(4,284)
Other	(817)	1,710	944
	$ 38,602	$ 32,757	$ 29,961
Net	$ 48,871	$ 42,343	$ 34,501

16. Other Operating Items

	2002	2001	2000
		(Thousands)	
Changes in non-cash working capital:			
Accounts receivable	$ 27,396	$ (82,094)	$ (6,162)
Interest receivable	205	515	10,954
Inventories	10,932	7,469	19,709
Supplies and prepaid expenses	(1,157)	(24)	1,703
Accounts payable and accrued liabilities	18,342	5,992	9,654
Other liabilities	279	(2,117)	(2,745)
Hedge position settlements	14,794	(11,328)	(11,746)
Reclamation payments	(6,878)	(5,655)	(4,011)
Other	(3,036)	(1,336)	6,091
Total	$ 60,877	$ (88,578)	$ 23,447

17. Joint Ventures

Cameco conducts a portion of its development, mining and milling activities through joint ventures.

Cameco's significant uranium joint venture interests are comprised of:

Producing:

McArthur River	69.81%
Key Lake	83.33%

Non-producing:

Cigar Lake	50.03%

Uranium joint ventures allocate inventory production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such inventory. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. Cameco's share of assets and liabilities held through uranium joint ventures is as follows:

	2002	2001
	(Thousands)	
Current assets	$ 16,327	$ 14,776
Property, plant and equipment, at cost	1,141,576	1,121,915
	$ 1,157,903	$ 1,136,691
Current liabilities	$ 12,693	$ 11,966
Net investment	1,145,210	1,124,725
	$ 1,157,903	$ 1,136,691

Cameco's gold joint venture interests are comprised of a 33.33% participation interest in Kumtor Gold Company. Kumtor Gold Company obtains revenue directly from the sale of products. Cameco's share of the assets and liabilities, revenue and expenses, and cash flows relating to the Kumtor joint venture is as follows:

	2002	2001
	(Thousands)	
Current assets	$ 28,933	$ 41,422
Property, plant and equipment	89,678	104,822
	$ 118,611	$ 146,244
Current liabilities	$ 6,772	$ 4,742
Long-term liabilities	85,352	104,721
Equity	26,487	36,781
	$ 118,611	$ 146,244

	2002	2001	2000
		(Thousands)	
Revenues	$ 82,361	$ 110,225	$ 104,983
Expenses	(91,848)	(81,523)	(101,838)
Net earnings (loss)	$ (9,487)	$ 28,702	$ 3,145
Cash provided by (used in)			
Operating activities	$ 13,142	$ 39,804	$ 31,821
Investing activities	(4,716)	(2,492)	(1,242)
Financing activities	(16,013)	(44,517)	(29,970)
Increase (decrease) in cash during the year	$ (7,587)	$ (7,205)	$ 609

18. Kumtor Gold Company (KGC) Joint Venture

On May 26, 1994, Cameco, the Republic of Kyrgyzstan and Kyrgyzaltyn, an instrumentality of the Republic, signed an amended joint venture master agreement that provided for the exploration, development, operation and arrangement of financing, of the Kumtor gold project by Cameco. KGC was formed in the Republic of Kyrgyzstan as a joint stock company to hold the assets of the Kumtor gold project pursuant to a master agreement among the parties. Kyrgyzaltyn holds a two-thirds interest in KGC and Cameco holds a one-third interest.

During 2002, KGC entered into a new credit agreement with commercial banks to refinance its senior debt. The shares and offshore bank accounts of KGC secure the senior debt. Cameco has guaranteed the repayment of KGC senior debt and has purchased political risk insurance to support the guarantee.

Cameco has proportionately consolidated its one-third interest in KGC.

KGC's long-term debt at December 31, is as follows:

	2002	2001
	(Thousands)	
Senior debt (US dollar denominated):		
• Commercial banks $77,000,000 (US) repayable in six semi-annual installments on June 1 and December 1 commencing December 1, 2003. Interest is based on LIBOR plus an applicable percentage based on credit rating ranging from 0.8% to1.55%.	$ 121,629	$ –
• Commercial banks (2001 - $46,500,000) (US) repayable in three equal semi-annual installments, with interest based on LIBOR plus 0.9%. Political risk insurance was purchased separately by KGC.	–	74,056
• Export Development Corporation (EDC) (2001 - $20,833,333) (US)	–	33,179
• International Finance Corporation (IFC) (2001 - $12,500,000) (US)	–	19,908
• European Bank for Reconstruction and Development (EBRD) (2001 - $12,500,000) (US)	–	19,908
The EDC, IFC and EBRD interest rate was based on LIBOR plus 3% which included a premium for political risk insurance. These loans were repayable in five equal semi-annual installments.		
Total senior debt	$ 121,629	$ 147,051
Subordinated debt (US dollar denominated):		
• Shareholder loan from Cameco $61,037,276 (2001 - $75,637,276) (US) with interest based on LIBOR plus 6%, repayable in 12 equal semi-annual installments commencing on December 2, 1999. In accordance with the terms of the loan agreement, certain installments have been deferred amounting to $16,272,000 (2001 - $12,965,000) (US).	96,414	120,460
• EBRD $10,000,000 (2001 - $10,000,000) (US)	15,796	15,926
• IFC $10,000,000 (2001 - $10,000,000) (US)	15,796	15,926
The IFC and EBRD subordinated debt is repayable in four equal semi-annual installments commencing on December 2, 2005, extendable at the option of EBRD or IFC to commence no later than December 2, 2013. The interest rate applicable to the EBRD and IFC subordinated debt is based on the cash generated by the project subject to a minimum interest rate. The annualized rate for 2002 was approximately 4.6% (2001 - 5.8%).		
Total KGC debt	$ 249,635	$ 299,363

Cameco's one-third proportionate share of KGC senior debt is $40,543,000 (2001 - $49,017,000) and of KGC's third party subordinated debt is $10,531,000 (2001 - $10,617,000) [note 6].

19. Investment in Bruce Power L.P. (Bruce Power)

(a) On May 12, 2001, Bruce Power finalized a long-term lease with Ontario Power Generation Inc. (OPG) to operate the Bruce nuclear power facility. The term of the lease is 18 years with an option to extend the lease for up to an additional 25 years.

Cameco holds a 15% limited partnership interest in Bruce Power and has committed to invest up to an aggregate of $100,000,000 in the project. The equity method is being used to account for this investment.

Under the lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of Bruce Power as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

In addition to investment commitments, Cameco has provided the following guarantees relating to Bruce Power:

(i) Licensing assurances to Canadian Nuclear Safety Commission of $41,686,000.

(ii) Guarantees to customers under power sale agreements of up to $15,790,000.

(iii) Termination payments to OPG pursuant to the lease agreement of $26,250,000.

(b) Cameco has entered into fuel supply agreements with Bruce Power for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2002, sales of uranium and conversion services to Bruce Power amounted to approximately 2% of Cameco's total revenue. At December 31, 2002, amounts receivable under these agreements totalled $18,349,000 (2001 - $39,572,000).

(c) On December 23, 2002, Cameco, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), amongst others, signed a heads of agreement with British Energy plc (British Energy) to purchase its share of Bruce Power. The master purchase agreement with respect to the transaction was completed on January 17, 2003. The transaction closed on February 14, 2003.

Upon closing, Cameco increased its ownership interest in Bruce Power from 15% to 31.6%. Each of Cameco, TransCanada and BPC will hold, directly or indirectly, a 31.6% interest in Bruce Power with the Power Workers' Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco's purchase price for the additional interest in Bruce Power was approximately $209,000,000 subject to final closing adjustments. The purchase price was financed with cash and debt.

In addition, Cameco, TransCanada and BPC loaned Bruce Power funds to repay $225,000,000, plus accrued interest, in deferred lease payments to OPG. Cameco's share was $75,000,000 plus accrued interest. Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees required by the operator licences, the lease agreement and the power sales contracts. It is estimated that Cameco's financial assurances to Bruce Power, subsequent to closing, will be approximately $200,000,000.

20. Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options under the original plan expire 10 years from the date of the grant of the option.

Prior to 1999, participants were eligible to receive loans from Cameco to assist in the purchase of common shares pursuant to the exercise of options. The maximum term of the loans was 10 years from the date of the grant of the related option. The loans bear interest at a rate equivalent to the regular dividends paid on the common shares to which the loans were provided. Common shares purchased by way of a company loan are held in escrow in the account of the option holder and are pledged as security for the respective loan until the loan has been repaid in full.

The aggregate number of common shares that may be issued, after December 5, 1995, pursuant to the Cameco stock option plan shall not exceed 5,243,403, of which 995,729 shares have been issued.

Outstanding loans are shown as a reduction of share capital.

During 1999, Cameco amended the stock option plan and ceased to offer loans to assist in the purchase of common shares pursuant to the exercise of options. The options available under the amended stock option plan vest over three years and expire eight years from the date granted.

Stock option transactions for the respective years were as follows:

	2002	2001	2000
		(Number of Shares)	
Beginning of year	2,195,783	1,987,883	1,763,933
Options granted	489,050	482,850	404,800
Options exercised [note 10]	(314,433)	(159,000)	(17,000)
Options cancelled	(146,650)	(115,950)	(163,850)
End of year	**2,223,750**	**2,195,783**	**1,987,883**
Exercisable	**1,331,550**	**1,362,983**	**1,122,133**

Upon exercise of certain existing options, additional options in respect of 272,550 shares would be granted.

Weighted average exercise prices were as follows:

	2002	2001	2000
Beginning of year	$ 37.34	$ 38.72	$ 43.12
Options granted	43.88	28.98	18.76
Options exercised	28.90	24.64	17.51
Options cancelled	52.33	43.52	39.06
End of year	**$ 38.98**	**$ 37.34**	**$ 38.72**
Exercisable	**$ 41.41**	**$ 44.09**	**$ 46.66**

Total options outstanding and exercisable at December 31, 2002 were as follows:

2002	Options Outstanding			Options Exercisable	
Option Price Per Share	**Number**	**Weighted Average Remaining Life**	**Weighted Average Exercisable Price**	**Number**	**Weighted Average Exercisable Price**
$ 15.00-35.00	1,055,000	5.7	$ 26.84	632,000	$ 27.43
35.01-55.00	968,800	7.0	44.99	499,600	46.08
55.01-75.50	199,950	4.0	73.92	199,950	73.92

21. Stock-Based Compensation

Effective January 1, 2002, Cameco adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to direct awards of stock to employees. Under the new standard, Cameco is allowed to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. Cameco has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002, has not been included.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the entity had accounted for employee stock options under the fair-value method. The fair value of options issued was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.0%; dividend yield of 1.2%; a volatility factor of the expected market price of Cameco's shares of 20.0%; and a weighted-average expected option life of five years. On February 26, 2002, Cameco granted 489,050 options at a strike price of $43.84. The fair value of these options was determined to be $10.83 per share. For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to earnings over the vesting period. The total charge has been adjusted for an expected forfeiture rate of 17%. For the year ended December 31, 2002, Cameco's pro forma net earnings attributable to common shares were $43,900,000, basic earnings per share were $0.79 and diluted earnings per share were $0.79.

22. Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Pension Plans

The pension expense for Cameco's defined contribution plans was $4,989,000 (2001 - $4,411,000; 2000 - $4,268,000).

The status of defined benefit pension plans are as follows:

	2002	2001
	(Thousands)	
Accrued Benefit Obligation		
Balance at beginning of year	$ 13,330	$ 11,882
Current service cost	743	743
Interest cost	835	998
Benefits paid	(313)	(293)
Balance at end of year	$ 14,595	$ 13,330
Plan Assets		
Fair value at beginning of year	$ 10,915	$ 10,925
Actual return on plan assets	(528)	(297)
Employer contributions	610	580
Benefits paid	(313)	(293)
Fair value at end of year	$ 10,684	$ 10,915
Funded status	$ (3,911)	$ (2,415)
Unamortized net actuarial loss	2,670	1,757
Unamortized transitional obligation	3,058	3,752
Accrued pension benefit asset	**$ 1,817**	**$ 3,094**

Significant actuarial assumptions used in calculating the net pension expense for Cameco's funded plans were as follows:

	2002	2001	2000
Discount rate	6.0%	7.5%	8.0%
Long-term rate of return on assets	8.0%	8.0%	8.0%
Rate of increase in compensation levels	4.5%	4.5%	4.5%

Net pension expense for the defined benefit pension plans has been determined as follows:

	2002	2001	2000
		(Thousands)	
Cost of benefits earned by employees	$ 743	$ 743	$ 743
Interest cost on benefits earned	835	998	890
Expected return on pension plan assets, net	(443)	(885)	(774)
Net amortization	752	694	648
Net pension expense	**$ 1,887**	**$ 1,550**	**$ 1,507**

Other Post-Retirement Benefits

Cameco provides post-retirement benefits to substantially all employees. The costs are accrued over the expected service lives of employees. No funding is provided. The status of the plan is as follows:

	2002	2001
	(Thousands)	
Accrued Benefit Obligation		
Balance at beginning of year	$ 3,809	$ 3,465
Current service cost	147	147
Interest cost	230	263
Benefits paids	(94)	(66)
Accrued post-retirement benefit liability	**$ 4,092**	**$ 3,809**

23. Property and Business Acquisitions

(a) AGR Limited

On March 5, 2002, Cameco acquired a 52% interest in AGR Limited (AGR). AGR is an Australia-based exploration company whose principal asset is a 95% interest in the Boroo gold deposit located in Mongolia. The Boroo project is currently in the development stage. The purchase price was financed with $12,000,000 (US) in cash and the contribution of a neighbouring property. In exchange, AGR issued 240 million shares to Cameco. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco's consolidated financial statements from the effective date of the purchase.

The values assigned to the net assets acquired are as follows:

	(Millions)
Cash and other working capital	$ 13.9
Property, plant and equipment	27.0
Minority interest	(19.0)
Net assets acquired	$ 21.9
Financed by:	
Cash	$ 19.6
Property, at carrying value	2.3
	$ 21.9

Subsequent to the acquisition, Cameco provided an additional $3,000,000 (US) of further exploration in the area in exchange for an incremental 4% interest in AGR (43 million shares), increasing its total interest to 56% at December 31, 2002.

(b) Smith Ranch

On July 22, 2002, Cameco acquired the assets comprising the Smith Ranch in situ leach (ISL) operation and various other ISL properties from Rio Algom Mining LLC. In exchange for these assets, Cameco assumed the decommissioning liabilities associated with the Smith Ranch operation. At the acquisition date, the value of the liabilities was estimated to be $9,157,000 (US). Cameco also secured forward sales commitments for more than 900,000 pounds of uranium concentrates which will yield prices in excess of current long-term indicators. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco's consolidated financial statements from the effective date of the purchase.

(c) UEX Corporation

On July 18, 2002, Cameco acquired a 35.3% ownership interest in UEX Corporation (UEX); a company traded on the Toronto Stock Exchange (TSX). The principal assets of UEX consist of several uranium exploration properties located in the Athabasca region of Northern Saskatchewan. In acquiring this interest, Cameco transferred its Hidden Bay exploration properties to UEX in exchange for approximately 31 million shares. In addition, Cameco purchased another 2 million shares at a price of $0.25 per share.

Cameco recorded a gain of $2,670,000 on the transfer of its Hidden Bay properties to UEX. The equity method is being used to account for this investment.

24. Commitments and Contingencies

(a) An action against Cameco, Cameco Gold Inc., Kumtor Operating Company and certain other parties commenced in a Canadian court by certain dependants of nine persons seeking damages, in the amount of $20,700,000 plus interest and costs, and punitive damages, in connection with the death of the said nine persons in a helicopter accident in Kyrgyzstan on October 4, 1995, is continuing. This action is being defended by the insurers of Cameco. Management is of the opinion, after review of the facts with counsel, that the outcome of this action will not have a material financial impact on Cameco's financial position, results of operations or liquidity.

(b) An action against Cameco was filed by Oren Benton on November 28, 2000 in the State of Colorado, U.S.A.. The action alleges breach of contract and tortious interference and sets forth a claim for purported damages in excess of $200,000,000 (US). Cameco's motion to dismiss was granted by order filed November 15, 2002 and Mr. Benton's claim was dismissed. Mr. Benton has appealed this decision.

Management is of the opinion, after review of the facts with counsel, that the claim is completely without merit and that the outcome of this action will not have a material financial impact on Cameco's financial position, results of operations or liquidity.

(c) Commitments

At December 31, 2002, Cameco's purchase commitments, the majority of which are fixed-price uranium and conversion purchase arrangements, were as follows:

	(Millions (US))
2003	$ 118
2004	102
2005	114
2006	114
2007	117
thereafter	561
Total	$ 1,126

25. Financial Instruments

The majority of revenues are derived from the sale of uranium products. Cameco's financial results are closely related to the long- and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium inventory levels, and political and economic conditions in uranium producing and consuming countries. Revenue from gold operations is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their levels of gold held as reserves. Financial results are also impacted by changes in foreign currency exchange rates, interest rates and other operating risks.

To hedge risks associated with fluctuations in the market price for uranium, Cameco seeks to maintain a portfolio of uranium sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. Cameco employs a number of financial instruments to hedge risks associated with gold prices and foreign currency exchange rates. Put and call options are used to establish a minimum and maximum price range for gold sales and exchange rates for cash flows denominated in a foreign currency. Cameco also enters into forward sales contracts to establish a price for future deliveries of gold and US dollars. Net realized gains (losses) on contracts designated as hedges are recorded as deferred revenues (deferred charges) and recognized in earnings when the related hedged transactions occur.

Cameco also uses instruments such as swaps, puts and calls and forward rate agreements to manage funding costs and reduce the impact of interest rate volatility.

Financial assets that are subject to credit risks include cash and securities, accounts receivable and commodity and currency instruments. Cameco mitigates credit risk on these financial assets by holding positions with a variety of large creditworthy institutions. Sales of uranium, with short payment terms, are made to customers that management believes are creditworthy.

Except as disclosed below, the fair market value of Cameco's financial assets and financial liabilities approximates net book value as a result of the short-term nature of the instrument or the variable interest rate associated with the instrument.

Currency

At December 31, 2002, Cameco had hedged $498,704,000 (US) at an average spot exchange rate of $1.56 designated to various dates through 2006 as follows:

	(Thousands)
2003	$ 268,704
2004	110,000
2005	85,000
2006	35,000
Total	$ 498,704

These hedge positions consist entirely of spot-deferred forward contracts. The average exchange rate reflects contract prices as at December 31, 2002, to their initial maturity date which is earlier than the designation date in many cases. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as hedge contracts are extended to their final designation date.

At December 31, 2002, Cameco's net mark-to-market loss on these foreign currency instruments was $10,124,000 (Cdn).

Interest

At December 31, 2002, Cameco had in place $40,000,000 (Cdn) of interest rate swaps whereby Cameco receives fixed interest rates ranging from 4.1% to 6.1%. These positions are designated over various dates maturing as follows:

	(Thousands)
2005	$ 25,000
2006	15,000
Total	$ 40,000

At December 31, 2002, Cameco's net mark-to-market gain on these interest rate swaps was $2,066,000 (Cdn).

Commodity

At December 31, 2002, Cameco's share of gold hedging positions consisted of:

	Amount Hedged (000s oz)	Average Price (US$/oz)
Spot deferred forward contracts	371	$ 307
Puts	85	$ 285
Calls	85	$ 310

Average prices reflect contract prices as at December 31, 2002, to their initial maturity date which is earlier than the designation date in many cases.

These positions have been designated against deliveries as follows:

	Forwards		Puts		Calls	
	Ounces	Average Price (US$/oz)	Ounces	Average Price (US$/oz)	Ounces	Average Price (US$/oz)
2003	105,000	$ 307	30,000	$ 281	30,000	$ 300
2004	110,000	311	43,000	285	43,000	312
2005	93,000	305	–	–	–	–
2006	43,000	303	12,000	294	12,000	324
2007	20,000	307	–	–	–	–
	371,000		**85,000**		**85,000**	

From the initial maturity date to the designation date contract prices are expected to accrue contango. The rate of contango earned will depend on the difference between future US interest rates and gold lease rates.

At December 31, 2002, the net mark-to-market loss on the above instruments was $14,491,000 (US).

Gold Commitment

As of December 31, 2002, Cameco agreed to provide credit support to a maximum of $70 (US) per ounce to the counterparties of KGC and AGR. At December 31, 2002, Cameco's maximum financial exposure under these arrangements based on outstanding commitments was $61,000,000 (US) (2001 - $53,000,000 (US)).

At December 31, 2002, Cameco's actual exposure under these arrangements, including its share of the net mark-to-market losses mentioned above, was $37,838,000 (US) (2001 - nil).

26. Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2002 was 55,780,978 (2001 - 55,398,552; 2000 - 55,522,935).

	2002	2001 (Thousands)	2000
Basic earnings per share computation			
Earnings (loss) available to common shareholders	$ 46,120	$ 55,896	$ (87,217)
Weighted average common shares outstanding	55,781	55,399	55,523
Basic earnings (loss) per common share	**$ 0.83**	**$ 1.01**	**$ (1.57)**
Diluted earnings per share computation			
Earnings (loss) available to common shareholders	$ 46,120	$ 55,896	$ (87,217)
Weighted average common shares outstanding	55,781	$ 55,399	$ 55,523
Dilutive effect of:			
Stock options	35	203	–
Other stock-based arrangements	24	16	–
Weighted average common shares outstanding, assuming dilution	55,840	55,618	55,523
Diluted earnings (loss) per common share	**$ 0.83**	**$ 1.01**	**$ (1.57)**

Options whose exercise price was greater than the average market price were excluded from the calculation.

	2002	2001 (Per Share)	2000
Other per share amounts			
Cash provided by operations (basic and diluted)	$ 4.50	$ 2.10	$ 4.04
Earnings (loss) from operations (basic and diluted)	$ 1.59	$ 1.71	$ (0.82)

27. Segmented Information

Cameco has three reportable segments: uranium, conversion and gold. The uranium segment involves the mining, milling, purchase and sale of uranium concentrate. The conversion segment involves the refining and conversion of uranium concentrate and the purchase and sale of conversion services. The gold segment involves the mining, milling and sale of gold.

Cameco's reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

(a) Business Segments

2002 (Millions)	Uranium	Conversion	Gold	Total
Revenue	$ 523.7	$ 137.4	$ 87.2	$ 748.3
Products and services sold	345.1	82.7	58.3	486.1
Depreciation, depletion and reclamation	82.7	10.2	20.0	112.9
Exploration	11.8	–	9.7	21.5
Research and development	–	2.3	–	2.3
Earnings from Bruce Power	–	–	–	(15.8)
Other	(0.2)	–	1.8	1.6
Gain on property interests	(2.7)	–	–	(2.7)
Non-segmented expenses				39.0
Earnings before income taxes and minority interest	87.0	42.2	(2.6)	103.4
Income taxes				48.9
Minority interest				(0.9)
Net earnings				55.4
Preferred securities, net of tax				9.3
Net earnings attributable to common shares				$ 46.1
Assets	$ 2,427.2	$ 173.6	$ 344.4	$ 2,945.2
Capital expenditures for the year	$ 55.5	$ 6.9	$ 27.8	$ 90.2

2001 (Millions)	Uranium	Conversion	Gold	Total
Revenue	$ 471.4	$ 114.4	$ 115.0	$ 700.8
Products and services sold	298.0	72.0	52.1	422.1
Depreciation, depletion and reclamation	85.7	14.5	29.2	129.4
Exploration	10.1	–	8.1	18.2
Research and development	–	2.1	–	2.1
Earnings from Bruce Power	–	–	–	(12.2)
Other	(0.6)	–	–	(0.6)
Non-segmented expenses				34.3
Earnings before income taxes and minority interest	78.2	25.8	25.6	107.5
Income taxes				42.3
Net earnings				65.2
Preferred securities, net of tax				9.3
Net earnings attributable to common shares				$ 55.9
Assets	$ 2,456.7	$ 166.8	$ 323.8	$ 2,947.3
Capital expenditures for the year	$ 51.1	$ 4.8	$ 2.4	$ 58.3

2000 (Millions)	Uranium	Conversion	Gold	Total
Revenue	$ 464.8	$ 114.9	$ 109.2	$ 688.9
Products and services sold	298.1	66.4	49.4	413.9
Depreciation, depletion and reclamation	71.0	14.9	31.1	117.0
Exploration	11.6	–	9.2	20.8
Research and development	–	2.5	–	2.5
Writedown of mineral properties	127.7	–	–	127.7
Provision for waste disposal	–	20.2	–	20.2
Other	(1.9)	–	–	(1.9)
Non-segmented expenses				32.5
Earnings before income taxes and minority interest	(41.7)	10.9	19.5	(43.8)
Income taxes				34.5
Net earnings				(78.3)
Preferred securities, net of tax				8.9
Net earnings attributable to common shares				$ (87.2)
Assets	$ 2,317.0	$ 162.5	$ 321.0	$ 2,800.5
Capital expenditures for the year	$ 75.3	$ 3.4	$ 5.4	$ 84.1

(b) Geographic Segments

	2002	2001 (Millions)	2000
Revenue from products and services			
Canada – domestic	$ 62.8	$ 50.1	$ 41.1
– export	381.6	413.3	474.2
United States	216.7	122.4	64.3
Central Asia	87.2	115.0	109.3
	$ 748.3	$ 700.8	$ 688.9
Assets			
Canada	$ 2,420.4	$ 2,472.8	$ 2,365.2
United States	189.4	179.8	123.0
Central Asia	335.4	294.7	312.3
	$ 2,945.2	$ 2,947.3	$ 2,800.5

(c) Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2002, revenues from one customer of Cameco's uranium and conversion segments represented approximately $92,000,000 (14%) of Cameco's total revenues. In 2001, revenues from one customer of Cameco's uranium and conversion segments represented approximately $84,000,000 (12%) of Cameco's total revenues. During 2000, sales to any one customer did not exceed 10% of revenue. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

28. New Accounting Pronouncements

(a) Effective January 1, 2004, Cameco will be required to adopt the new Canadian Accounting Guideline, Hedging Relationships that establishes new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. Cameco does not believe that the adoption of this accounting guideline will have a material impact on its consolidated financial statements.

(b) In December 2002, the CICA issued Handbook section 3063, Impairment of Long-Lived Assets. Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standard, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value.

The new accounting recommendations contained in Handbook section 3063 are required to be applied for fiscal years beginning on or after April 1, 2003. Cameco does not believe that adoption of these recommendations will have a material impact on its consolidated financial statements

29. Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

30. Generally Accepted Accounting Principles in Canada and the United States

The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

(a) **Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP.**

	2002	2001	2000
		(Thousands)	
Net earnings (loss) under Canadian GAAP	$ 55,460	$ 65,221	$ (78,337)
Add (deduct) adjustments for:			
Interest on preferred securities (i)	(17,238)	(17,268)	(16,445)
Capitalized interest (ii)	3,768	–	3,312
Writedown of mineral properties (iii)	–	–	(35,716)
Depreciation and depletion (iii)	2,579	2,895	2,579
Mineral property costs (iv)	(6,188)	(6,806)	(2,548)
Pre-operating costs (v)	(2,578)	(6,232)	(5,488)
Hedges and derivative instruments (vi)	1,928	1,810	–
Realization of cumulative translation account (vii)	(1,585)	(3,273)	(3,725)
Earnings from Bruce Power (v)(vi)	(12,481)	–	–
Income tax effect of adjustments	14,116	14,542	11,424
Net earnings (loss) under US GAAP	37,781	50,889	(124,944)
Hedges and derivative instruments (vi)	(6,203)	(22,253)	–
Foreign currency translation adjustments	859	1,509	5,884
Unrealized gain (loss) on available-for-sale securities (viii)	(334)	(8,300)	469
Comprehensive income (loss) under US GAAP	$ 32,103	$ 21,845	$ (118,591)
Net earnings (loss) per share under US GAAP	$ 0.68	$ 0.92	$ (2.25)

(b) **Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP.**

(i) Balance Sheets

	2002		2001	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	(Thousands)		(Thousands)	
Current assets	$ 650,043	$ 644,105	$ 718,962	$ 715,402
Property, plant and equipment	2,037,613	2,000,993	1,994,424	1,955,437
Long-term receivables, investments and other	257,523	237,013	233,961	228,674
Total assets	$ 2,945,179	$ 2,882,111	$ 2,947,347	$ 2,899,513
Current liabilities	$ 171,377	$ 167,258	$ 166,737	$ 166,737
Long-term debt	218,290	412,053	327,773	523,002
Provision for reclamation	155,036	155,036	139,583	139,583
Other liabilities (vi)	9,523	57,999	9,787	48,809
Deferred income taxes	522,979	485,447	480,520	450,266
	1,077,205	1,277,793	1,124,400	1,328,397
Minority interest	18,078	18,078	–	–
Shareholders' equity				
Preferred securities	193,763	–	195,229	–
Share capital	680,934	680,934	670,031	670,031
Contributed surplus	472,488	472,488	472,488	472,488
Retained earnings	483,658	418,546	465,420	408,906
Accumulated other comprehensive income				
– cumulative translation account	19,053	40,275	19,779	39,416
– available-for-sale securities	–	2,454	–	2,528
– hedges and derivative instruments (vi)	–	(28,457)	–	(22,253)
	1,849,896	1,586,240	1,822,947	1,571,116
Total liabilities and shareholders' equity	$ 2,945,179	$ 2,882,111	$ 2,947,347	$ 2,899,513

(ii) **Components of accounts payable and accrued liabilities are as follows:**

	2002		2001	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	(Thousands)		(Thousands)	
Accounts payable	$ 84,906	$ 84,906	$ 66,310	$ 66,310
Taxes and royalties payable	26,340	22,221	24,660	24,660
Accrued liabilities	20,686	20,686	17,126	17,126
Total accounts payable and accrued liabilities	**$ 131,932**	**$ 127,813**	**$ 108,096**	**$ 108,096**

(c) **The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:**

	2002	2001	2000
		(Thousands)	
Cash provided by operations	$ 231,184	$ 95,568	$ 221,101
Cash used in investing	$ (72,006)	$ (127,306)	$ (98,362)
Cash provided by (used in) financing	$ (134,819)	$ 32,344	$ (135,077)

(d) **A description of certain significant differences between Canadian GAAP and US GAAP follows:**

(i) **Preferred Securities**

Preferred securities are classified as equity under Canadian GAAP and interest payments, on an after-tax basis, are classified as distributions of equity. Under US GAAP, the preferred securities are classified as debt and interest payments are included in interest expense.

(ii) **Capitalized Interest**

Cameco's policy under both Canadian GAAP and US GAAP is to capitalize interest on expenditures related to construction of development projects actively being prepared for their intended use. Under US GAAP, a portion of the interest on the preferred securities, classified as debt under US GAAP, would be capitalized to development properties. Also under US GAAP, the carrying value of development projects against which interest is capitalized would be lower (see note (v) below).

(iii) **Writedown of Mineral Properties**

Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated as undiscounted estimated future net cash flows. Under US GAAP, if the undiscounted estimated future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting difference in the writedown between US and Canadian GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

(iv) **Mineral Property Costs**

Consistent with Canadian GAAP, Cameco defers costs related to mineral properties once the decision to proceed to development has been made. Under US GAAP, these costs are expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit.

(v) **Pre-Operating Costs**

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. In 2000, these costs related to the production of uranium concentrates at the McArthur River mine and were charged to product inventory. Portions of this product inventory were sold in 2001 and 2002.

During 2002, $8,628,000 of costs related to the restart of two nuclear reactors at Bruce Power were considered to be startup costs required to be expensed under US GAAP.

(vi) **Hedges and Derivative Instruments**

During 2002, $1,928,000 was excluded from the assessment of hedge effectiveness. For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2002, a gain of $277,000 (after tax) relates to the hedging of interest-rate risk, a loss of $18,076,000 (after tax) relates to the hedging of gold-price risk, and a loss of $10,658,000 (after tax) relates to the hedging of foreign-exchange-rate risk. Of these amounts, $15,300,000 (after tax) would be recorded in earnings during 2003 if market conditions remained unchanged. The impact on other comprehensive income for 2002 is $6,203,000 after consideration of the reversal of the 2001 amounts described below. During 2002, no net gains or losses from the hedging of net investments were realized.

During 2001, $16,000 was recognized in earnings for the ineffectiveness of cash flow hedges and $1,794,000 was excluded from the assessment of hedge effectiveness. For amounts included in other comprehensive income as at December 31, 2001, a gain of $81,000 (after tax) relates to the hedging of interest-rate risk, a loss of $743,000 (after tax) relates to the hedging of gold-price risk, and a loss of $21,591,000 (after tax) relates to the hedging of foreign-exchange-rate risk. Of these amounts, $11,402,000 (after tax) would be recorded in earnings during 2002 if market conditions remained unchanged. During 2001, no net gains or losses from the hedging of net investments were realized.

During 2002, $3,853,000 of losses related to Bruce Power energy contracts did not qualify for hedge accounting under US GAAP as the documentation required for hedge accounting was not contemplated at the time of entering into the contracts.

(vii) Realization of Cumulative Translation Account

Under Canadian GAAP, a proportionate amount of the cumulative translation account is recognized in earnings when a portion of the net investment in a subsidiary is realized. US GAAP does not allow for any of the cumulative translation account to be taken to earnings unless a portion of the investment has been sold or substantially liquidated.

(viii) Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders' equity and included in comprehensive income. Cameco's investments in Energy Resources of Australia Ltd., Menzies Gold NL and Tenke Mining Corp. are classified as available-for-sale. The fair market value of these investments at December 31, 2002 was $20,018,000 (2001 - $20,352,000). The cumulative unrealized gain at December 31, 2002 was $2,454,000.

(e) Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, which is similar to the method applied under Canadian GAAP and followed by Cameco. Companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair-value method.

If the fair value based method of accounting had been applied, pro-forma net earnings and earnings per share would have been as follows:

	2002	2001 (Thousands)	2000
Net earnings (loss) for the year in accordance with US GAAP as calculated above	$ 37,781	$ 50,889	$ (124,944)
Effect of recording compensation expense under stock option plans	(3,991)	(4,168)	(1,934)
Pro-forma net earnings (loss) after application of SFAS 123	$ 33,790	$ 46,721	$ (126,878)
Pro-forma net earnings (loss) per common share after application of SFAS 123	$ 0.61	$ 0.84	$ (2.28)

In calculating the foregoing pro-forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend	$ 0.50	$ 0.50	$ 0.50
Expected volatility	20.0%	39.6%	44.8%
Risk-free interest rate	5.0%	5.5%	6.0%
Expected life of option	5 years	8 years	8 years
Expected forfeitures	17.0%	20.0%	20.0%

(f) New Accounting Pronouncements

In June 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. Cameco will adopt this standard on a prospective basis beginning January 1, 2003.

In October 2001, the FASB issued Statement 144 Accounting for the Impairment or Disposal of Long-Lived Assets, which retain the fundamental provisions of Statement 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for fiscal years commencing January 1, 2002, to be applied prospectively. Adoption of this standard did not result in any differences between Canadian and US GAAP. In December 2002, the CICA approved new standards for the impairment and disposal of long-lived assets that are substantially equivalent to the US standards. Cameco will adopt these standards for Canadian GAAP on a prospective basis beginning January 1, 2003.

In November 2002, the FASB issued Financial Interpretation 45 (FIN 45) that will require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For guarantees that existed at December 31, 2002, FIN 45 requires additional disclosures which have been included in these financial statements to the extent applicable to Cameco.

In January 2003, the FASB issued Financial Interpretation 46 (FIN 46) that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as variable interests). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity's assets and liabilities. The holder of the majority of an entity's variable interests will be required to consolidate the variable interest entity. Cameco believes it does not have any variable interests that will result in the consolidation of any additional entities that existed at December 31, 2002.

Summary of Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 30, conform in all material respects with accounting principles generally accepted in the United States. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

Cash

Cash consists of balances with financial institutions and investments in money market instruments which have a term to maturity of three months or less.

Inventories

Inventories of broken ore, uranium concentrates and refined and converted products are valued at the lower of average cost and net realizable value.

Supplies

Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.

Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are carried at cost or at cost less amounts written off to reflect a decline in value that is other than temporary.

Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Non-Producing Properties

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Property Evaluations

Cameco reviews the carrying values of its properties when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating, capital and reclamation costs. The carrying value of a property is written down to the extent that the estimated future net cash flows, on an undiscounted basis, are less than the carrying value of the property.

Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date.

Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Capitalization of Interest

Interest is capitalized on expenditures related to construction or development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Depreciation and Depletion

Conversion services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For conversion services, the amount of depreciation is measured by the portion of the facilities' total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines' economically recoverable proven and probable ore reserves which are recovered during the period.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

Research and Development and Exploration Costs

Expenditures for applied research and technology related to the products and processes of Cameco and expenditures for geological exploration programs are charged against earnings as incurred.

Environmental Protection and Reclamation Costs

The estimated costs for decommissioning and reclaiming producing resource properties are accrued and charged to operations according to the unit-of-production method. Actual costs of decommissioning and reclamation are deducted against this accrual. Cameco's estimates of reclamation costs could change as a result of changes in regulatory requirements and cost estimates. Expenditures relating to ongoing environmental programs are charged against earnings as incurred or capitalized and depreciated depending on their relationship to future earnings.

Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health-care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Past service costs arising from plan amendments and net actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Stock-Based Compensation

Cameco has a stock option plan that is described in note 20. No compensation expense is recognized for this plan when qualifying stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. Cameco accounts for other stock-based compensation arrangements in accordance with the fair value based method of accounting.

Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers. Third-party fabricators process Cameco's products into fuel for use in nuclear reactors.

Cameco records revenue on the sale of its nuclear products to utility customers when title to the product transfers and delivery is effected through book transfer. Since nuclear products must be stored at licensed storage facilities, Cameco may hold customer owned product at its premises prior to shipment of the product to third parties for further processing.

Cameco records revenue on the sale of gold when title passes and delivery is effected.

Amortization of Financing Costs

Debt discounts and issue expenses associated with long-term financing are deferred and amortized over the term of the issues to which they relate.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

Foreign currency gains or losses arising on translation of long-term monetary items with a fixed or ascertainable life beyond the end of the following fiscal year are deferred and amortized to earnings over the remaining life of the item.

The United States dollar is considered the functional currency of most of Cameco's uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current-rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco's net investment in these foreign operations, are recorded in the cumulative translation account component of shareholders' equity. Exchange gains or losses arising from the translation of foreign debt and preferred securities designated as hedges of a net investment in foreign operations are also recorded in the cumulative translation account component of shareholders' equity. These adjustments are not included in earnings until realized through a reduction in Cameco's net investment in such operations.

Derivative Financial Instruments and Hedging Transactions

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses related to hedging items are deferred and recognized in the same period as the corresponding hedged items. If derivative financial instruments are closed before planned delivery, gains or losses are recorded as deferred revenue or deferred charges and recognized on the planned delivery date. In the event a hedged item is sold, extinguished or matures prior to the termination of the related hedging instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

Per Share Amounts

Per share amounts are calculated using the weighted average number of paid common shares outstanding.

Baseload
The minimum amount of electric power delivered or required over a given period of time at a steady rate.

Candu
Canada, Deuterium, Uranium. Canadian designed and built pressure-tube nuclear reactor which uses natural uranium as fuel and heavy water (deuterium oxide) as the moderator.

Contango
The positive difference between the spot market gold price and the forward market gold price. It is normally expressed as a per-annum interest rate and is the difference between London Inter Bank Offer Rates (LIBOR) and the lease rate charged by institutions that lend gold.

Conversion Factors
Weights and measures are indicated in the unit most commonly used in specific areas of the industry. These are noted with * and conversion factors are provided below.

Take This:	*Do This*	*To Obtain This*
*cm	÷ 2.54	= inch
*km	÷ 1.60	= mile
*oz	x 31.10	= g
t	x 1.10	= T
*T	x 0.90	= t
*oz/T	x 34.28	= g/t
*lb U_3O_8	÷ 2599.8	= tU
tU	x 2599.8	= lb U_3O_8
*% U_3O_8	÷ 1.18	= % U

Dose
Term used to quantify the amount of energy absorbed from ionizing radiation per unit mass.

Electricity Measurements
1kW x 1000 = 1MW x 1000 = 1GW x 1000 = 1TW

Kilowatt (kW): kilowatt-hour (kWh)
A kilowatt is a unit of power representing the rate at which energy is used or produced. One kilowatt-hour is a unit of energy, and represents one hour of electricity consumption at a constant rate of 1kW.

Megawatt (MW): megawatt-hour (MWh)
A megawatt equals 1000 kW. One megawatt-hour represents one hour of electricity consumption at a constant rate of 1MW.

Gigawatt (GW): gigawatt-hour (GWh)
A gigawatt equals 1000 MW. One gigawatt-hour represents one hour of electricity consumed at a constant rate of 1GW.

Terawatt (TW): terawatt-hour (TWh)
One terawatt equals 1000 GW. One terawatt-hour represents one hour of electricity consumption at a constant rate of 1TW

Enriched Uranium
Uranium in which the content of the isotope uranium-235 has been increased above its natural value of 0.7% by weight. Typical low-enriched uranium for commercial power reactors is enriched in uranium-235 to the range of 3% to 5%. In highly enriched uranium, the uranium-235 has been increased to 20% or more.

In Situ Leaching
A process involving pumping a solution down an injection well where it flows through the deposit, dissolving uranium. The uranium-bearing solution is pumped to surface where the uranium is recovered from the solution.

Light-Water Reactor
A thermal reactor using ordinary water both as a moderator and as a coolant with enriched uranium as fuel.

Ounce (oz)
All ounces in this report are troy ounces.

Radiation
Radiation occurs naturally. It is a type of energy that travels through space in the form of waves, or particles, which give up all or part of their energy on contact with matter. Radiation can take the form of alpha or beta particles, x-rays or gamma rays, or neutrons.

Radiation Types
Alpha particles do not penetrate matter deeply—they can be stopped by a sheet of paper or a few millimeters of air. The potential hazard from alpha particles is internal from possible inhalation or ingestion.

Beta particles penetrate further than alpha particles but can be stopped by aluminum foil or a few centimeters of wood.

Gamma rays penetrate most deeply and substances which emit gamma radiation can be hazardous inside and outside the body. Protection from gamma rays includes shielding by concrete, water and lead.

Neutrons are particles which also penetrate matter deeply. They come from outer space and also occur inside nuclear reactors. Water and concrete are used effectively as shielding in nuclear plants.

Radon
Radon is a naturally occurring, radioactive gas that is produced from the radioactive decay of radium-226, one of the decay products of uranium-238. The primary hazard from radon is its decay products, which are referred to as radon progeny. Radon progeny are short-lived radioactive decay products of radon gas.

Spot Market Price
Price for product sold or purchased in the spot market rather than under a long-term contract.

for electricity
The buying and selling of electricity for immediate delivery.

for U_3O_8 and UF_6 conversion services
The buying and selling of uranium products for delivery within one year.

t
Tonne (metric ton)

T
Ton (short ton)

UO_2
Uranium dioxide. Converted from UO_3 at Cameco's Port Hope plant, then compressed to pellets and sintered by fuel fabricators to make fuel for Candu reactors.

UO_3

Uranium trioxide. An intermediate product produced at Cameco's Blind River refinery and used as feed to produce UO_2 and UF_6 at Cameco's Port Hope conversion plants.

U_3O_8

Triuranium octoxide. At Cameco operations, it is in the form of concentrate, often called yellowcake.

UF_6

Uranium hexafluoride. Converted from UO_3 at Cameco's Port Hope plant. Following enrichment, UF_6 is converted to enriched UO_2 suitable for fabrication into fuel for light-water reactors.

Western World Uranium Market

Western world includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, India, Indonesia, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom and the United States.

Reserves and Resources

Mineral Resource

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Probable Mineral Reserve

A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

NOTES

In this mineral reserves and resources statement Cameco uses a definition of classes of mineralization taking into account a maximum number of parameters of various natures.

These parameters are:

- the precision of the estimate;
- the economic feasibility of the project, which relates not only to grades but to the volume of the reserves, the location, the chemistry of the expected ore, the price of the product, etc.;
- the legal status of the project and its possible evolution in the very near future.

Cameco's mineral reserves include allowances for dilution and mining or in situ leaching recovery, except for the McArthur River reserves where the high grade ore requires deliberate dilution to comply with licence conditions. No allowances have been applied to mineral resources. Stated mineral reserves and resources have been calculated based on estimated quantities of mineralized material recoverable by established mining methods. This includes only deposits with mineral values in excess of cut-off grades used in normal mining operations. Cameco's mineral reserves include material in place and on stockpiles. Only mineral reserves have demonstrated economic viability.

Mineral reserve and resource estimates as presented were prepared by or under the supervision of a qualified person, Alain Mainville, manager, mining resources and methods at Cameco. Cameco's mineral reserve and resource estimates are extracted from internally generated data or audited reports. No independent verification of Cameco's reserve and resource estimates has been performed.

There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in uranium or gold prices, subsequent to the date of the estimate, may justify revision of such estimates.

Cameco's classification of mineral reserves and resources and the subcategories of each, conforms to the definitions adopted by CIM Council on August 20, 2000, which are in accordance with the National Instrument 43-101 dated November 17, 2000, issued by the Canadian Securities Administrators. Cameco reports reserves and resources separately, the amount of reported resources does not include those amounts identified as reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Directors



John S. Auston [1, 5]
West Vancouver, British Columbia
President of Ashton Mining from 1996 to 2000 and President and CEO of Granges, another mining firm, from 1993 to 1995.



Joe F. Colvin [1, 3, 5]
Kiawah Island, South Carolina, USA
President and CEO of the Nuclear Energy Institute in Washington, D.C. since 1996.



Harry D. Cook [3]
La Ronge, Saskatchewan
Chief of the Lac La Ronge Indian Band in Saskatchewan since 1987 and President of the Kitsaki Management Limited Partnership.



James R. Curtiss [3, 4]
Brookeville, Maryland, USA
Partner in the Washington, D.C. law firm of Winston & Strawn and a Commissioner on the U.S. Nuclear Regulatory Commission from 1988 to 1993.



George S. Dembroski [1, 4, 5]
Toronto, Ontario
Vice-Chairman and a director of RBC Dominion Securities, an investment dealer, from 1981 to 1998.



Gerald W. Grandey [1]
Saskatoon, Saskatchewan
President and CEO of Cameco.



Nancy E. Hopkins [1, 2]
Saskatoon, Saskatchewan
Partner in the Saskatchewan law firm of McDougall Gauley since 1984.



Dr. J.W. George Ivany [2, 4, 5]
Kelowna, British Columbia
President and Vice-Chancellor of the University of Saskatchewan from 1989 to 1999.



Neil McMillan [1, 2, 3]
Saskatoon, Saskatchewan
President of Claude Resources, a mining firm based in Saskatchewan, since 1996.



Bernard M. Michel [1*]
Saskatoon, Saskatchewan
Chair, President and CEO of Cameco from 1993 to 2000. Relinquished President's title in 2000 and retired as CEO on December 31, 2002.



Robert W. Peterson [2, 3, 4]
Regina, Saskatchewan
President and COO of Denro Holdings, a Saskatchewan-based property development and financial management company, since 1994.



Victor J. Zaleschuk [2, 4, 5]
Calgary, Alberta
President and CEO of Nexen, a large Calgary-based oil and gas company, from 1997 to 2001.

Committees: [1] *Strategic Planning* [2] *Audit* [3] *Environment and Safety* [4] *Compensation and Human Resources* [5] *Nominating and Corporate Governance*

* Retired as chair on March 31, 2003

Officers



Gerald W. Grandey
President and Chief Executive Officer
Appointed January 1, 2003. Previously president of Cameco.



Terry Rogers
Senior Vice-President and Chief Operating Officer
Appointed February 1, 2003. Previously president of Kumtor Operating Company.



George Assie
Senior Vice-President, Marketing and Business Development
Appointed January 1, 2003. Previously president of Cameco Inc.



David M. Petroff
Senior Vice-President, Finance and Administration and Chief Financial Officer



Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary



Rita M. Mirwald
Senior Vice-President, Human Resources and Corporate Relations

Strong corporate governance is central to Cameco's success

Cameco believes that good corporate governance is an essential element in achieving superior long-term performance. The board of directors is responsible for the stewardship of the corporation, which it discharges by establishing policies and supervising management. Specifically, the board is responsible for:

- Adoption of a strategic planning process and approval of the company's strategic plan
- Identification of principal risks and implanting risk management systems
- Succession planning and monitoring senior management
- Communications policy
- Integrity of internal control and management information systems

Cameco's corporate governance practices are consistent with all 14 guidelines set forth by The Toronto Stock Exchange. At year end, nine of the company's 12 directors were unrelated or outside directors and the board's nominating and corporate governance, and audit committees are composed entirely of unrelated directors as defined by the guidelines.

For more information on Cameco's corporate governance policies, please refer to the management proxy circular that is available in the investor relations section of our web site at *cameco.com.*

Five-Year Financial Summary

(Dollars are expressed in $ Canadian millions except prices and per share amounts)

Spot Market Prices (annual average)	2002	2001	2000	1999	1998
Uranium ($US/lb U_3O_8)	$ 9.86	$ 8.77	$ 8.21	$ 10.23	$ 10.32
Conversion ($US/kgU)	5.09	4.81	2.56	3.29	4.23
Electricity (weighted average $/terawatt hour)	55.92	–	–	–	–
Gold ($US/oz)	309.80	270.94	279.08	278.88	294.24
Operations					
Revenue	$ 748.3	$ 700.8	$ 688.9	$ 741.6	$ 718.9
Earnings (loss)[1] from operations	88.6	94.8	(45.7)	79.3	104.5
Net earnings[1] before special items	46.1	55.9	44.5	42.3	67.5
Net earnings[1] (loss)	46.1	55.9	(87.2)	71.2	43.7
EBITDA[2]	214.4	234.0	213.6	252.0	245.5
Cash provided by operations	250.8	116.2	224.3	249.4	236.8
Capital expenditures	90.2	58.3	84.1	201.1	702.3
Financial Position					
Total assets	$ 2,945.2	$ 2,947.3	$ 2,800.5	$ 2,964.1	$ 2,938.6
Total debt	224.6	354.0	294.3	359.2	601.4
Shareholders' equity	1,849.9	1,822.9	1,780.5	1,922.3	1,903.3
Financial Ratios					
Current ratio (current assets/current liabilities)	3.8:1	4.3:1	3.6:1	3.3:1	2.4:1
Return on common shareholders' equity	3%	3%	(3%)	4%	3%
Net debt to capitalization	8%	15%	13%	14%	23%
Cash from operations/total net debt	151%	36%	86%	80%	42%
Common Share Data ($ per share)					
Net earnings before special items	$ 0.83	$ 1.01	$ 0.81	$ 0.72	$ 1.18
Net earnings (loss)	0.83	1.01	(1.57)	1.24	0.76
Cash provided by operations	4.50	2.10	4.04	4.35	4.13
Dividends	0.50	0.50	0.50	0.50	0.50
Book value	29.58	29.24	28.77	30.51	29.77
TSX Market – high	48.65	43.00	28.25	40.50	48.75
– low	25.15	23.75	14.50	20.75	24.05
– close	37.48	39.25	26.25	21.95	27.45
– annual volume (millions)	48.0	45.7	35.3	30.5	24.3
Shares outstanding (millions)					
Weighted average	55.8	55.4	55.5	57.4	57.3
Year end	56.0	55.7	55.5	57.2	57.7
Production (Cameco's Share)					
Uranium concentrates (million lbs U_3O_8)	15.9	18.8	16.6	16.8	27.5
Uranium conversion (UF_6 and UO_2) (million kgU)	12.4	11.0	9.3	11.2	11.2
Electricity generation (terawatt hours)	3.1	2.3[3]	–	–	–
Gold production (thousand oz)	176.2	250.9	223.3	203.5	244.4
Employees (including subsidiaries)	3,253	2,948	2,924	2,843	2,902

[1] Attributable to common shares.

[2] Earnings before interest, taxes, depreciation and amortization, writedowns, gains on asset sales and other income.

[3] For the period May 12, 2001 to December 31, 2001.



100
50
0
37.48
12.50
91 92 93 94 95 96 97 98 99 00 01 02

Share Performance

(TSX $/share)

During 2002, Cameco's share price decreased by 5% compared to an increase of 7% for the S&P/TSX Diversified Metals and Mining index and a decline of 16% by the S&P/TSX 60.



50
25
0
J F M A M J J A S O N D

Monthly Share Price

(TSX $/share)

Cameco's shares traded between $25.15 and $48.65 during 2002.



12000
6000
0
J F M A M J J A S O N D

Monthly Share Volume (TSX)

(thousands of shares)

In 2002, 48 million Cameco shares traded on the TSX compared to 46 million in 2001. The large February volume includes a single transaction of over 5 million shares, as the government of Saskatchewan sold its remaining 10% ownership. Cameco is now entirely held by public shareholders.

December 31, 2002

Shares outstanding	56.0 million
Market capitalization	$2.1 billion

Common Shares

Toronto (CCO)
New York (CCJ)

Preferred Securities

New York (CCJPR)

Transfer Agents

For information on common share holdings, dividend cheques, lost share certificates and address changes, contact:

CIBC Mellon Trust Company
320 Bay Street, P.O. Box 1
Toronto, Ontario M5H 4A6
North America phone toll free:
800-387-0825 or 416-643-5500
www.cibcmellon.com

For information on preferred security holdings, interest cheques, lost certificates and address changes, contact:

JP Morgan Chase Bank
Corporate Trust Services
2001 Bryan Street
Dallas, Texas 75201
Phone: 800-275-2048 (US only)
or 214-468-6125
Fax: 214-468-6321

Annual Meeting

The annual meeting of shareholders of Cameco Corporation is scheduled to be held Thursday, May 8, 2003 at 1:30 pm at Cameco's head office in Saskatoon, Saskatchewan.

Dividend Policy

The board of directors has established a policy of paying quarterly dividends of $0.15 ($0.60 per year) per common share. This policy will be reviewed from time to time in light of the company's cash flow, earnings, financial position and other relevant factors.

Cameco announced a 20% increase in its annual common share dividend from $0.50 to $0.60 per share in December 2002. The dividend increase will take effect for shareholders of record at the end of the first quarter of 2003. Cameco had consistently paid an annual dividend of $0.50 per common share since the company became publicly traded in 1991.

Inquiries

Cameco Corporation
2121-11th Street West
Saskatoon, Saskatchewan S7M 1J3
Phone: 306-956-6200
Fax: 306-956-6201

www.cameco.com

Safe, secure energy

Our uranium provides light and warmth for millions of people around the world. And we can all sleep a little easier knowing that it's a clean source of electricity that won't harm the air we breathe.

Cameco believes the world should have a reliable, abundant supply of electricity and clean air too. We're making it happen.



Cameco

Bringing ***energy*** *to life*


Cameco

addendum

(dated April 16, 2003)

to 2002 management's discussion and analysis and notes to consolidated financial statements


Cameco

Subsequent Event at McArthur River see page 38A

confident

This management's discussion and analysis (MD&A) is designed to provide investors with an informed discussion of Cameco's business activities.

Contents

Overview
This section includes the company's vision and mission statements. The nature of Cameco's business lines are described including the types and locations of operations and the key financial drivers.

Corporate Strategy
This section discusses how management plans to generate value by leveraging the company's strengths and competencies in its business environment.

The Year in Review
The important corporate developments for the year are discussed. A review of the consolidated financial highlights completes the section.

Business Segments and Corporate Expenses
This section provides a detailed explanation of the financial results achieved by Cameco during the year in its four business segments. Corporate expenses (administration expenses, interest costs and income taxes) incurred to support the company's operations are also reviewed.

Cash and Liquidity
This discussion provides insight into the company's ability to generate cash flow and the areas to which cash is directed to achieve business objectives.

Markets
To facilitate understanding of Cameco's business environment, this section provides a review of conditions and trends in the uranium and gold markets into which the company sells its products and services. Also a review of the Ontario electricity market discusses trends and their potential impact on Bruce Power.

Business Risks
This section outlines certain risks in the company's business environment and how Cameco manages those risks.

The Future
This section outlines current key business conditions, trends and risks that are expected to affect the operating results and the financial health of the company.

ADDENDUM (dated April 16, 2003) TO 2002 MANAGEMENT'S DISCUSSION AND ANALYSIS OF CAMECO CORPORATION

Subsequent Event

The preceding statements in the MD&A are modified in their entirety to the extent that they are inconsistent or conflict with the following information which is current as of April 16, 2003:

On April 6, 2003, production at McArthur River was suspended due to increased water inflow into the mine. As of April 16, 2003, it was estimated that production at the McArthur River mine would be suspended for four to six months. However, events were still unfolding leaving some uncertainty as to the duration of the shutdown. Management is assessing the operational implications of the event. A description of financial implications of the event on the outlook for 2003 is provided below. For additional information, see the company's 2002 annual information form filed at www.sedar.com and posted on www.cameco.com.

Uranium Production

As a result of this event, the total uranium production for 2003 will be lower than the previous estimate of 20.9 million pounds U_3O_8. Compared to the previous estimate, Cameco's share of production is expected to decline by approximately 1.1 million pounds for each month that McArthur River does not produce.

Uranium Revenue and Margins

The water inflow problem will also have an adverse effect on uranium margins which are expected to be lower than in 2002 due to the reduced production. Deliveries of uranium are not expected to be impacted but the cost of product sold will be higher than previously expected. Costs associated with the efforts to bring the mine back into production will be expensed as incurred and McArthur River production will be replaced by drawing down higher-cost inventory.

Consolidated Earnings

Preliminary estimates of the impact of this event indicate that 2003 net earnings will decline by about $4 to $5 million for each month that McArthur River does not produce at design capacity. This net earnings projection does not include any provision for potential writedown of assets. At this time, it is not expected that a writedown of a material amount would be necessary. However, the company will continue to assess the carrying values of its assets as new information becomes available.

Credit Ratings

As a result of the water inflow problem at McArthur River, Standard & Poor's, Moody's and DBRS have placed the company's debt on credit watch with negative implications pending resolution to the situation.

Subsequent Event at McArthur River see page 71A

resilient

Cameco continues to demonstrate **financial strength.**

Index

Report of Management's Accountability

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

Management is also responsible for the information disclosed in the management's discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

The integrity and reliability of Cameco's reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and appropriate delegation of authority and division of responsibilities. Internal accounting controls are monitored by the internal auditor. Cameco's code of ethics, which is communicated to all levels in the organization, requires employees to maintain high standards in their conduct of the corporation's affairs.

Our shareholders' independent auditors, KPMG LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders' auditors, and management's discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by David M. Petroff

Senior Vice-President, Finance and Administration
and Chief Financial Officer

February 14, 2003

Auditor's Report

To the Shareholders of Cameco Corporation

We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2002 and 2001 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Original signed by KPMG LLP

Chartered Accountants
Saskatoon, Canada

February 11, 2003, except as to note 19(c) which is as of February 14, 2003 and note 31 which is as of April 16, 2003

31. Subsequent Event

On April 6, 2003, production at McArthur River was suspended due to an increase in water inflow caused by the collapse of a section of rock in a development area of the mine. All personnel were temporarily evacuated and no one was injured. Shortly thereafter, mine personnel reentered the mine to assess the situation and begin remedial measures. As of April 16, 2003, it was estimated that production would be suspended for four to six months. However, events were still unfolding leaving some uncertainty as to the duration of the shutdown. It is not expected that a material writedown of assets will be required.